Exhibit 99.156

COMBINATION AGREEMENT

Among

STARPOINT ENERGY TRUST

- and —

STARPOINT ENERGY LTD.

- and —

APF ENERGY TRUST

- and —

APF ENERGY INC.

April 13, 2005

6.2	StarPoint Conduct of Business	22
6.3	Access to Information	24
6.4	No Solicitation	25
6.5	Right to Match	26
6.6	Further Action	26
6.7	Approvals	27
6.8	Insurance	27

ARTICLE 7 CONDITIONS		27
7.1	General Conditions	27
7.2	APF Party Conditions	28
7.3	StarPoint Party Conditions	29
7.4	Notice Requirements	30
7.5	Merger of Conditions	30

ARTICLE 8 CLOSING MATTERS, TERMINATION FEE, TERMINATION AND EXPENSES		30
8.1	Closing Matters	30
8.2	Agreement as to Termination Fee	31
8.3	Liquidated Damages	32
8.4	Termination	32
8.5	Expenses	33

ARTICLE 9 NOTICES		33
9.1	Address For Notice	33
9.2	Receipt and Deemed Receipt of Notice	34
9.3	Change of Address	34

ARTICLE 10 GENERAL		35
10.1	Amendment	35
10.2	Waiver	35
10.3	Assignment	35
10.4	Time of the Essence	35
10.5	Counterparts	35
10.6	Governing Law	36
10.7	Severability	36
10.8	Binding Effect	36
10.9	Employment Agreements	36
10.10	Third Party Beneficiaries	36
10.11	Confidentiality Agreement	36
10.12	Acknowledgement	37
10.13	Public Statements	37

SCHEDULE “A”	- APF Assets
SCHEDULE “B”	- Assumption Agreement
SCHEDULE “C”	- Representations of the APF Parties
SCHEDULE “D”	- Representations of the StarPoint Parties
SCHEDULE “E”	- APF ExploreCo Conveyance

ii

COMBINATION AGREEMENT

THIS AGREEMENT made the 13th day of April, 2005

BETWEEN:

STARPOINT ENERGY TRUST, a trust created under the Laws of the Province of Alberta (hereinafter referred to as “StarPoint”)

- and -

STARPOINT ENERGY LTD., a corporation subsisting under the Laws of the Province of Alberta (hereinafter referred to as “SEL”)

- and -

APF ENERGY TRUST, a trust created under the Laws of the Province of Alberta (hereinafter referred to as “APF”)

- and -

APF ENERGY INC., a corporation subsisting under the Laws of the Province of Alberta (hereinafter referred to as “APF Co”)

WHEREAS the boards of directors of each of SEL, on behalf of StarPoint, and APF Co, on behalf of APF, have unanimously determined that it is in the best interests of StarPoint and APF and their respective unitholders generally for StarPoint and APF to enter into the Acquisition and Redemption Transaction;

AND WHEREAS the Parties propose that StarPoint will acquire the APF Assets in exchange for StarPoint Units pursuant to the provisions hereof;

AND WHEREAS upon the receipt of the StarPoint Units by APF, APF Unitholders will receive 0.63 StarPoint Units for each APF Unit held;

AND WHEREAS this Agreement will be considered at the APF Special Meeting;

NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the respective covenants, agreements, representations and warranties of the Parties hereinafter contained and other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged), the Parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1          Definitions.

In this Agreement, and the recitals hereto, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the following meanings, respectively:

“Acquisition and Redemption Transaction” means the transaction which would provide for, inter alia, the transfer of all the APF Assets to StarPoint in consideration of the Payment Units and the assumption of the Assumed Liabilities by StarPoint and the distribution of all Payment Units to the APF Unitholders as of the Time of Closing upon, and as consideration for, the acquisition and cancellation of all of the APF Units (other than the StarPoint APF Unit), all as contemplated in Section 132.2 of the Tax Act and as described in Article II hereof;

“Acquisition Proposal” means any take-over bid, tender offer or exchange offer, merger, amalgamation, plan of arrangement, reorganization, consolidation, business combination, reverse take-over, sale of material assets, issuance or sale of securities without the consent of the Other Party (other than, in the case of StarPoint, pursuant to the exercise of StarPoint Rights, pursuant to the terms of the StarPoint DRIP, and the grant of awards pursuant to the StarPoint Incentive Plans), re-capitalization, liquidation, dissolution, winding-up or similar transaction, other than the Acquisition and Redemption Transaction and the other transactions contemplated by this Agreement;

“Affiliate Restrictions” means the restrictions imposed under applicable U.S. Securities Laws upon offers and sales of securities by “affiliates” (as defined in Rule 144 under the U.S. Securities Act);

“Agreement”, “this Agreement”, “hereby”, “herein” and similar expressions refer to this Combination Agreement taken as a whole including the Schedules to this Agreement and not to any particular Section, subsection or paragraph and include any agreement or instrument in writing which amends or is supplementary to this Agreement and any restatement of this Agreement;

“Alberta Act” means the Securities Act (Alberta), as amended;

“APF Acquisition Trust” means APF Acquisition Trust, a trust created under the Laws of the Province of Alberta and a wholly-owned Subsidiary of APF;

“APF Acquisition Trust Indenture” means APF Acquisition Trust’s trust indenture dated May 30, 2002, between APF Co and Geoffrey Paskuski;

“APF Administrative Services Agreement” means the administrative services agreement dated January 3, 2003 between APF Co and the APF Trustee;

“APF Assets” means all the property, assets and undertaking of APF of whatsoever nature or kind, present and future, and wheresoever located, including the shares, units, notes, royalties or other interests in the capital of or granted by APF’s direct Subsidiaries (as set out in Schedule “A” hereto) and any rights to purchase assets, properties or undertakings of third parties under agreements to purchase that have not yet closed, if any, and whether or not reflected on the books of APF (other than $10.00);

“APF Balance Sheet” has the meaning ascribed thereto in subparagraph (o)(i) of Schedule “C” hereto;

“APF Board of Directors” means the board of directors of APF Co as it may be comprised from time to time;

“APF Circular” has the meaning ascribed thereto in Section 2.10;

“APF Debentures” means the 9.4% convertible, unsecured, subordinated debentures issued on July 3, 2003 pursuant to a Trust Indenture dated as of July 3, 2003 among APF, APF Co and Computershare Trust Company of Canada;

“APF Debenture Indenture” means the Trust Indenture dated as of July 3, 2003 among APF, APF Co and the APF Debenture Trustee, governing the APF Debentures;

“APF Debenture Trustee” means Computershare Trust Company of Canada;

“APF Disclosure Letter” means the disclosure letter of even date herewith from APF delivered to StarPoint;

“APF DRIP” means the premium distribution, distribution reinvestment and optional unit purchase plan of APF;

“APF Employees” means the employees of, and consultants to, APF or its Subsidiaries (and for greater certainty includes the Designated Officers of APF);

“APF Employment Agreements” means the employment agreements between APF Co and each of Steven Cloutier, Martin Hislop, Alan MacDonald, Daniel Allan and Wayne Geddes;

“APF ExploreCo” means 1163924 Alberta Ltd.

“APF ExploreCo Assets” means the assets held by APF Co and APF LP to be conveyed to APF ExploreCo pursuant to the APF ExploreCo Conveyance, as set out in Schedule “E” hereto;

“APF ExploreCo Shares” means the common shares of APF ExploreCo;

“APF ExploreCo Conveyance” means all of the transactions between and among APF, APF Co, APF LP and APF ExploreCo and their respective direct or indirect Subsidiaries pursuant to which the APF ExploreCo Assets and related liabilities are conveyed, directly or indirectly, to APF ExploreCo, on terms and conditions substantially set out in Schedule “E” hereto;

“APF Fairness Opinion” has the meaning ascribed thereto in Section 2.15(b);

“APF Financial Statements” has the meaning ascribed thereto in paragraph (o) of Schedule “C” hereto;

“APF Incentive Plans” means, collectively, the APF Trust Unit Incentive Plan and the APF Trust Unit Incentive Rights Plan;

“APF LP” means APF Energy Limited Partnership;

“APF LP Agreement” means APF LP’s limited partnership agreement dated May 30, 2002 between APF Acquisition Trust and 990009 Alberta Inc. as general partner;

“APF Material Agreements” means, collectively, the APF Trust Indenture, the APF Acquisition Trust Indenture, the APF LP Agreement, the APF Royalty Agreements, the APF Administrative Services Agreement and the APF Debenture Indenture;

“APF Parties” means APF, APF Co, APF Acquisition Trust, APF LP and 990009 Alberta Inc., and “APF Party” means any of them unless the context otherwise requires;

“APF Plans” has the meaning ascribed thereto in paragraph (w) of Schedule “C” hereto;

“APF Rights” means the options and rights to acquire APF Units granted under the APF Incentive Plans;

“APF Royalty Agreements” means the Amended and Restated Royalty Agreement dated as of May 18, 2004 between the APF Trustee, in its capacity as trustee of APF, and 990009 Alberta Inc., and the Amended and Restated Royalty Agreement dated as of May 18, 2004 between the APF Trustee, in its capacity as trustee of APF, and APF Co, as both may be amended, supplemented or restated from time to time;

“APF Royalty” means the entitlement of APF to 99% of the production revenues from the oil and gas properties of APF Co and APF LP, less deductions on account of production costs, debt service charges, management fees and general and administrative costs, pursuant to the terms and conditions of the APF Royalty Agreements;

“APF Special Meeting” has the meaning ascribed thereto in Section 2.10;

“APF Trustee” means Computershare Trust Company of Canada, in its capacity as the trustee under the APF Trust Indenture;

“APF Trust Indenture” means APF’s trust indenture dated as of October 10, 1996 as last amended and restated May 18, 2004 between APF Co and the APF Trustee;

“APF Unit” means a trust unit issued by APF;

“APF Unitholder Approval” means approval of the Acquisition and Redemption Transaction and related matters at a meeting, convened and held in accordance with the APF Trust Indenture, by the affirmative vote of the holders of not less than 66 2/3 % of the APF Units represented and voted thereon at such meeting;

“APF Unitholders” means, at the relevant time, the holders of APF Units other than StarPoint;

“Applicable Canadian Securities Laws” means, collectively, and as the context may require, the Alberta Act, the provincial securities legislation of the other Reporting Provinces, and the rules, regulations and policies published and/or promulgated thereunder, as such may be amended from time to time prior to the Closing Date;

“Assumed Liabilities” means the liabilities and obligations of APF, whether or not reflected on the books of APF;

“Assumption Agreement” means the form of assumption agreement annexed to this Agreement as Schedule “B”;

“Business Day” means any day, other than a Saturday, a Sunday or a statutory holiday, in the Province of Alberta;

“Closing Date” means June 17, 2005, provided that, in the event any of the conditions of closing contained in this agreement in favour of APF or StarPoint have not been fulfilled or waived by such date, the Closing Date shall be extended to a date mutually agreed by APF and StarPoint, provided (i) the Acquisition and Redemption Transaction shall become effective on a date which follows a record date for the payment of a regular monthly cash distribution by APF to the APF Unitholders and which precedes the next following record date for the payment of a regular monthly cash distribution by StarPoint to the StarPoint Unitholders and (ii) the date is no later than the Outside Date;

“Commissioner” means the Commissioner of Competition appointed pursuant to the provisions of the Competition Act;

“Competition Act” means the Competition Act (Canada), as amended;

“Confidentiality Agreement” means the confidentiality agreement dated March 10, 2005, as amended on April 5, 2005, between APF and StarPoint;

“Control Person Restrictions” means the restrictions imposed under Applicable Canadian Securities Laws upon trades by Control Persons;

“Control Persons” means holders of StarPoint Units or APF Units who would fall within the class of holders described in the definition of “control person” contained in subsection 1(1) of the Alberta Act (and its equivalent under Applicable Canadian Securities Laws of the remaining Reporting Provinces) after giving effect to the consummation of the transactions contemplated hereby;

“Designated Officers” means, in respect of APF, Martin Hislop, Steven Cloutier, Alan MacDonald, Daniel Allan and Wayne Geddes, and in respect of StarPoint, Paul Colborne, Brett Herman, Graham Kidd and Murray Mason;

“Environmental Laws” means, with respect to any Person or its business, activities, property, assets or undertaking, all federal, municipal or local Laws, statutes, regulations, ordinances, rules, guidelines, orders, directives and other requirements of any Governmental Entity or of any court, tribunal or other similar body, relating to environmental or health matters in the jurisdictions applicable to such person or its business, activities, property, assets or undertaking, including legislation governing the use and storage of Hazardous Substances;

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

“Exchange Ratio” means the ratio of 0.63 StarPoint Units for each APF Unit;

“Governmental Entity” means any (a) multinational, federal, provincial, state, regional, municipal, local or other government or any governmental or public department, court, tribunal, arbitral body, commission, board, bureau or agency, (b) any subdivision, agent, commission, board or authority of any of the foregoing, or (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“Hazardous Substances” means any pollutant, contaminant, waste of any nature, hazardous substance, hazardous material, toxic substance, dangerous substance or dangerous good as defined, judicially interpreted or identified in any Environmental Laws;

‘‘including’’ means ‘‘including without limitation’’ and ‘‘includes’’ means ‘‘includes without limitation’’;

“Indemnified Persons” has the meaning ascribed thereto in Section 2.2;

“Laws” means all laws, statutes, regulations, by-laws, statutory rules, orders, ordinances, protocols, codes, guidelines, notices, directions (including all Applicable Canadian Securities Laws), and terms and conditions of any grant of approval, permission, authority or license of any court, Governmental Entity, statutory body or self-regulatory authority (including the TSX), and the term “applicable” with respect to such Laws and in the context that refers to one or more persons, means that such Laws apply to such

Person or Persons or its or their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities;

“Material Adverse Change” or “Material Adverse Effect” means, with respect to any Person, any matter or action that has an effect or change that is, or would reasonably be expected to be, material and adverse to the business, operations, assets, capitalization, financial condition or prospects of such Person and its Subsidiaries, taken as a whole, other than any matter, action, effect or change relating to or resulting from: (i) general economic, financial, currency exchange, securities or commodity prices in Canada or elsewhere, (ii) conditions affecting the oil and gas exploration, exploitation, development and production industry as a whole, and not specifically relating to any Person and/or its Subsidiaries, including changes in Tax laws (iii) any decline in crude oil or natural gas prices on a current or forward basis (iv) any matter which has been publicly disclosed or has been communicated in writing to the Other Party as of April 13, 2005, or (v) any changes arising from matters consented to or approved in writing by the Other Party;

“Material Subsidiaries” means, with respect to APF, APF Co, APF Acquisition Trust, APF LP, Tika Energy Inc. and 990009 Alberta Inc. and, with respect to StarPoint, SEL, StarPoint Commercial Trust, StarPoint Exchangeco Ltd., Trend Energy Ltd. and StarPoint Energy Partnership;

“Non-Completing Party” has the meaning ascribed thereto in Section 8.2(a);

“Other Party” means with respect to the applicable APF Party(ies), the applicable StarPoint Party(ies) and, with respect to the applicable StarPoint Party(ies), the applicable APF Parties;

“Outside Date” means July 31, 2005;

“Parties” means, collectively, the Parties to this Agreement, and “Party” means any one of them, or where implied by the context, means the APF Parties or the StarPoint Parties, as the case may be;

“Payment Units” has the meaning ascribed thereto in Section 2.3;

“Person” includes any individual, firm, partnership, joint venture, venture capital fund, association, trust, trustee, executor, administrator, legal personal representative, estate group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

“Proposed Agreement” has the meaning ascribed thereto in Section 6.5;

“Public Record” means all information filed by or on behalf of APF or StarPoint, as the case may be, with a securities commission or similar regulatory authority in compliance, or intended compliance, with any Applicable Canadian Securities Laws;

“Reporting Provinces” means all the provinces of Canada;

“Required Regulatory Approvals” means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without objection being made) of Governmental Entities, regulatory agencies and self-regulatory organizations (including the TSX) as are necessary for the consummation of the Acquisition and Redemption Transaction including:

(a)                                 any rulings required under the Alberta Act and under Applicable Canadian Securities Laws of the remaining Reporting Provinces to permit the issuance of the Payment Units on a prospectus and registration exempt basis to residents of the Reporting Provinces and to permit such Payment Units to be issued as freely tradable securities subject to applicable Control Person Restrictions;

(b)                                 the Commissioner or any person authorized to exercise the powers and perform the duties of the Commissioner shall have issued an advance ruling certificate under Section 102 of the Competition Act to the effect that he is satisfied that he would not have sufficient grounds on which to apply to the Competition Tribunal under Section 92 of the Competition Act in respect of the Acquisition and Redemption Transaction, or the appropriate time period specified in Section 123 of the Competition Act shall have expired and neither the Commissioner, nor the Competition Tribunal as authorized under the Competition Act shall have taken, or have indicated their intention to take, any action under the Competition Act, whether before or after the completion of the Acquisition and Redemption Transaction, which could have a Material Adverse Effect on the Acquisition and Redemption Transaction;

(c)                                  the StarPoint Units issuable pursuant to the Acquisition and Redemption Transaction shall have been conditionally approved for listing on the TSX, subject to the filing of required documentation; and

(d)                                 such other sanctions, rulings, consents, orders, exemptions, permits and other approvals as may be necessary for the Acquisition and Redemption Transaction and the other transactions contemplated by this agreement to be effected in compliance with applicable Laws;

“Required Third Party Approvals” means all third party approvals necessary for the consummation of the Acquisition and Redemption Transaction and the other transactions contemplated by this Agreement, other than those approvals which if not obtained would not have, or reasonably be expected to have, a Material Adverse Effect with respect to either APF or StarPoint, as the case may be, which “Required Third Party Approvals” may include those approvals, if any, set forth in the APF Disclosure Letter and the StarPoint Disclosure Letter and which will include the lenders to each of APF and StarPoint consenting to the Acquisition and Redemption Transaction and the APF ExploreCo Conveyance, or continuing to make financing available to APF and StarPoint subsequent to the Acquisition and Redemption Transaction and the APF ExploreCo Conveyance on conditions acceptable to APF and StarPoint, acting reasonably;

“SCT” means the StarPoint Commercial Trust, a trust created under the Laws of the Province of Alberta and a wholly-owned Subsidiary of StarPoint.

“SCT Trust Indenture” means the Trust Indenture dated as of January 27, 2005 between 1149708 Alberta Ltd., in its capacity as trustee of SCT and SEL, as may be amended, supplemented or restated from time to time;

“SEC” means the United States Securities and Exchange Commission;

“Securities Authorities” means the securities commissions or similar securities regulatory authorities in each of the Reporting Provinces;

“Securities Laws” means the Alberta Act, the provincial securities legislation of the other Reporting Provinces, and the rules, regulations and policies published and or promulgated thereunder;

“Special Distribution” means the distribution to APF Unitholders of warrants or rights, and promissory notes in accordance with the APF ExploreCo Conveyance;

“StarPoint Administration Agreement” means the Administration Agreement dated as of  December 6, 2004 between SEL and the StarPoint Trustee, as may be amended, supplemented or restated from time to time;

“StarPoint APF Unit” means one APF Unit to be issued to StarPoint as contemplated in Section 2.2;

“StarPoint Balance Sheet” has the meaning ascribed thereto in subparagraph (q)(i) of Schedule “D” hereto;

“StarPoint Board of Directors” means the board of directors of SEL as it may be comprised from time to time;

“StarPoint Credit Facilities Agreement” means the letter agreement dated January 6, 2005 between SEL and the Bank of Montreal;

“StarPoint Disclosure Letter” means the disclosure letter dated the date hereof from StarPoint delivered to APF;

“StarPoint DRIP” means the premium distribution, distribution reinvestment and optional unit purchase plan of StarPoint;

“StarPoint Exchangeable Shares” means series A exchangeable shares in the capital of SEL;

“StarPoint Exchangeco” means StarPoint Exchangeco Ltd.;

“StarPoint Financial Statements” has the meaning ascribed thereto in paragraph (p) of Schedule “D” hereto;

“StarPoint Incentive Plan” means the restricted unit plan of StarPoint;

“StarPoint Material Agreements” means, collectively, the StarPoint Administration Agreement, the StarPoint Voting and Exchange Agreement, the StarPoint Trust Indenture, the StarPoint Note Indenture; the StarPoint Credit Facilities Agreement, the StarPoint Subordination Agreement, the StarPoint NPI Agreement, and the SCT Trust Indenture;

“StarPoint Note Indenture” means the note indenture dated January 4, 2005 between SEL and Olympia Trust Company governing the StarPoint Notes;

“StarPoint Notes” means the unsecured subordinated notes of SEL issued to StarPoint pursuant to the StarPoint Note Indenture;

“StarPoint NPI Agreement” means the Net Profits Agreement dated as of January 7, 2005 between StarPoint and the StarPoint Partnership, as may be amended, supplemented or restated from time to time;

“StarPoint Parties” means StarPoint, SEL, SCT, StarPoint Exchangeco, 1149708 Alberta Ltd., Trend Energy Ltd. and StarPoint Energy Partnership, and “StarPoint Party” means any of them unless the context otherwise requires;

“StarPoint Permitted Acquisition” means the purchase by one or more of the StarPoint Parties of assets, the material terms and conditions of which have been disclosed to APF in the StarPoint Disclosure Letter;

“StarPoint Permitted Acquisition Units” means the StarPoint Units, or other securities exercisable or convertible into StarPoint Units, that may be issued for gross proceeds of up to the aggregate consideration payable by StarPoint or SEL pursuant to the StarPoint Permitted Acquisition;

“StarPoint Rights” means the rights to acquire StarPoint Units granted under the StarPoint Incentive Plan;

“StarPoint Subordination Agreement” means the Amended and Restated Subordination Agreement dated as of February 3, 2005 among StarPoint, the StarPoint Trustee, SEL, StarPoint Energy Partnership, SCT and Bank of Montreal;

“StarPoint Trust Indenture” means the Trust Indenture dated as of December 6, 2004 between the StarPoint Trustee and SEL, as may be amended, supplemented or restated from time to time;

“StarPoint Trustee” means Olympia Trust Company, in its capacity as the trustee under the StarPoint Trust Indenture;

“StarPoint Unit” means a trust unit issued by StarPoint;

“StarPoint Unitholders” means, at the relevant time, the holders of StarPoint Units.

“StarPoint Voting and Exchange Agreement” means the voting and exchange trust agreement dated as of January 7, 2005 among StarPoint, SEL, StarPoint Exchangeco and the StarPoint Trustee;

“Subject Trust” or “Trust” means, as the context requires, StarPoint or APF;

“Subsidiary” means, with respect to any Person, a subsidiary (as that term is defined in the Alberta Act (for such purposes, if such person is not a corporation, as if such person were a corporation)) of such Person and includes any limited partnership, joint venture, trust, limited liability company, unlimited liability company or other entity, whether or not having legal status, that would constitute a subsidiary (as described above) if such entity were a corporation;

“Superior Proposal” has the meaning ascribed thereto in Section 6.4(a);

“Take-Over Proposal” means a bid, proposal or offer, whether or not subject to conditions, to acquire in any manner, directly or indirectly, beneficial ownership or control or direction over 20% or more of the outstanding APF Units or StarPoint Units, as the case may be, whether by way of an arrangement, amalgamation, merger, consolidation, recapitalization, liquidation, dissolution, reorganization or similar transaction or other business combination involving APF or StarPoint or any of their respective Subsidiaries, as the case may be (and whether in a single or multi-step transaction or a series of related transactions) or any proposal, offer or agreement to acquire 20% or more of the assets of APF or its Subsidiaries (taken as a whole) or StarPoint or its Subsidiaries (taken as a whole) as the case may be;

“Tax” and “Taxes” means, with respect to any person, all income taxes (including any tax on or based upon net income, gross income as specifically defined, distributable income, profits or selected items of income, distributable income or profits), and all capital taxes, gross receipts taxes, sales taxes, use taxes, value added taxes, transfer taxes, franchise taxes, license taxes, withholding taxes, payroll taxes, employment taxes, Canada pension plan premiums, excise taxes, social security premiums, workers’

compensation premiums, employment insurance or compensation premiums, stamp taxes, occupation taxes, premium taxes, property taxes, windfall profits taxes, registered investment taxes, foreign property taxes, alternative or add-on minimum taxes, goods and services tax, ad valorem taxes, customs, duties or other taxes of any kind whatsoever, together with any interest and any penalties or additional amounts imposed by any taxing authority (domestic or foreign) on such entity, and any interest, penalties, additional taxes and additions to tax imposed with respect to the foregoing;

“Tax Act” means the Income Tax Act (Canada) and the Income Tax Regulations all as amended from time to time;

“Tax Return” means all returns, declarations, reports, information returns, tax slips and statements required to be filed with any taxing authority relating to Taxes;

“Termination Fee” has the meaning ascribed thereto in Section 8.2(a);

“Third Party Beneficiaries” has the meaning ascribed thereto in Section 10.10;

“Time of Closing” means 10:00 a.m. (Calgary time) on the Closing Date or such other time as the parties hereto may agree;

“Transfer Agent” means Olympia Trust Company, which shall act as depository in respect of the Acquisition and Redemption Transaction;

“TSX” means the Toronto Stock Exchange;

“U.S. Code” means the United States Internal Revenue Code of 1986, as amended; and

“U.S. Securities Act” means the United States Securities Act of 1933, as amended; and

“U.S. Securities Laws” means the federal and state securities legislation of the United States and all rules, regulations and orders promulgated thereunder, as amended from time to time.

1.2          Interpretation Not Affected by Headings.

The division of this agreement into Articles, Sections and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.3          Currency.

Except if otherwise specifically stated, all sums of money referred to in this agreement are expressed in lawful money of Canada.

1.4          Numbers and Gender.

Unless the context otherwise requires, words importing the singular shall include the plural and vice versa and words importing any gender shall include all genders.

1.5          Date For Any Action.

In the event that the date on which any action is required to be taken hereunder by any of the parties hereto is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.6          Entire Agreement.

This Agreement (including the Schedules to this Agreement) and the Confidentiality Agreement constitute the entire agreements between the parties hereto pertaining to the terms of the Agreement and supersede all other prior agreements, understandings, negotiations and discussions, whether verbal or written, between the Parties with respect to the terms of the Agreement.

1.7          Canadian GAAP.

All references to “GAAP” means generally accepted accounting principles as set forth in the Handbook of the Canadian Institute of Chartered Accountants, as amended from time to time, or, where such Handbook is silent, as set out in other recognized accounting literature in Canada.

1.8          Knowledge.

Where in this Agreement a representation or warranty is made on the basis of the knowledge or awareness of a Party, such knowledge or awareness consists only of the actual knowledge or awareness, after due enquiry, as of the date of this Agreement, of the Designated Officers of such Party, but does not include the knowledge or awareness of any other individual or any constructive, implied or imputed knowledge.

1.9          Interpretation Not Affected by Party Drafting.

The Parties hereto acknowledge that their respective legal counsel have reviewed and participated in settling the terms of this Agreement, and the Parties hereby agree that any rule of construction to the effect that any ambiguity is to be resolved against the drafting party will not be applicable in the interpretation of this Agreement.

1.10        Trust Power and Capacity.

In this Agreement references to the power and capacity of APF and StarPoint, as the case may be, are deemed to be references to that of the trustee of APF and the trustee of StarPoint, or their respective duly authorized delegates or agents, pursuant to the power and capacity of trustees generally under the laws of the Province of Alberta and pursuant to the powers of the trustees specified in the APF Trust Indenture and StarPoint Trust Indenture, respectively.

1.11        Schedules.

The following schedules are incorporated in and form an integral part of this agreement:

Schedule A	-	APF Assets
Schedule B	-	Assumption Agreement
Schedule C	-	Representations of the APF Parties
Schedule D	-	Representations of the StarPoint Parties
Schedule E	-	APF ExploreCo Conveyance

ARTICLE 2
THE ACQUISITION AND REDEMPTION TRANSACTION

2.1          General.

As soon as practicable following the date hereof, APF and StarPoint shall proceed towards a combination of their businesses on the terms and subject to the conditions contained herein. At the Time of Closing, each APF Unitholder will, subject to the terms and conditions hereof, as a result of the Acquisition and Redemption Transaction, receive 0.63 StarPoint Units for each APF Unit held immediately prior to the Time of Closing.

2.2          Purchase of APF Assets.

Upon and subject to the terms and conditions set forth in this Agreement, at the Time of Closing the following shall occur and shall be deemed to occur in the following sequence during the interval between the “transfer time” and the “acquisition time” as defined for the purposes of Section 132.2 of the Tax Act:

(a)                                 the APF Trust Indenture will be amended to the extent necessary to facilitate the Acquisition and Redemption Transaction;

(b)                                 APF shall sell, transfer, convey, assign and deliver to StarPoint, and StarPoint shall purchase and accept from APF, all the APF Assets, as the same shall exist at the Time of Closing;

(c)                                  StarPoint shall assume and become liable to pay, satisfy, discharge, observe, perform and fulfill the Assumed Liabilities in accordance with their terms;

(d)                                 StarPoint shall issue the Payment Units to APF;

(e)                                  StarPoint shall subscribe for the StarPoint APF Unit for $10.00 and APF shall issue the StarPoint APF Unit to StarPoint for $10.00; and

(f)                                   the APF Units (other than the StarPoint APF Unit) will be redeemed in exchange for the Payment Units which shall be distributed to the APF Unitholders, on a pro rata basis of their holdings of APF Units, in accordance with the Exchange Ratio.

In accordance with, and in connection with, the assumption of liabilities described in subparagraph (c) above, StarPoint shall:

(y)                                 indemnify and save APF’s and its Subsidiaries’ trustees, directors, officers, employees and agents (together, the “Indemnified Persons”) harmless from all and any costs, damages or expenses that may be paid or incurred following any claim, suit or action taken by any other party because of the failure of StarPoint to discharge and perform all or any of the obligations, covenants, agreements and obligations forming part of the Assumed Liabilities; and

(z)                                  if any suit or action is commenced against any of the Indemnified Persons in connection with any of the Assumed Liabilities or in respect of any covenant, condition, agreement or obligation assumed as contemplated herein, assume the conduct of such case and provide to the Indemnified Persons such further indemnification from all costs, damages or expenses as they may reasonably require.

2.3                               Consideration.

In consideration of the sale and transfer of the APF Assets as provided in Section 2.2 hereof, at the Time of Closing, StarPoint shall execute and deliver the Assumption Agreement, providing for the assumption by StarPoint of the Assumed Liabilities, and shall issue to APF an aggregate number of StarPoint Units equal in number to the product of the number of APF Units (other than the StarPoint APF Unit) outstanding as of the close of business on the day immediately prior to the Closing Date multiplied by the Exchange Ratio (such StarPoint Units being referred to herein as the “Payment Units”). It is agreed that the amount of Assumed Liabilities allocated as consideration to any APF Asset shall not exceed the cost amount, for purposes of the Tax Act, of that APF Asset or such other amounts that APF and StarPoint consider reasonable in the circumstances.

2.4          Deposit of Payment Units and Fractional Trust Units.

A form of letter of transmittal containing instructions with respect to the surrender of certificates representing the APF Units will be forwarded with the APF Circular to the APF Unitholders for use in exchanging their certificates. Upon surrender of properly completed letters of transmittal together with certificates representing the APF Units to the Transfer Agent, certificates for the appropriate number of StarPoint Units will be issued. No fractional StarPoint Units shall be issued to former APF Unitholders pursuant to the Acquisition and Redemption Transaction and no distribution, dividend or other change in the structure of StarPoint shall relate to any such fractional security and such fractional interest shall not entitle the owner thereof to exercise any rights as a securityholder of StarPoint. In the event that the Acquisition and Redemption Transaction would otherwise result in an APF Unitholder being entitled to a fractional StarPoint Unit, an adjustment will be made to the next highest whole number of StarPoint Units and a certificate representing the resulting whole number of StarPoint Units will be issued. In calculating such fractional interests, all APF Units held by a registered holder of APF Units immediately prior to the Time of Closing shall be aggregated. At or prior to the Time of Closing, StarPoint shall deposit with the Transfer Agent, for the benefit of the holders of APF Units who will receive the Payment Units, certificates representing the StarPoint Units issued pursuant to Section 2.3.  Upon surrender to the Transfer Agent for cancellation of a certificate which immediately prior to the Time of Closing represented one or more APF Units that were exchanged for one or more StarPoint Units under the Acquisition and Redemption Transaction, together with a Letter of Transmittal and such other documents and instruments as would have been required to effect the transfer of the APF Units formerly represented by such certificate, and such additional documents and instruments as the Transfer Agent may reasonably require, the holder of such surrendered certificates shall be entitled to receive in exchange therefor, and the Transfer Agent shall deliver to such holder, a certificate representing that number (rounded to the next highest whole number) of StarPoint Units which such holder has a right to receive and the certificate so surrendered shall forthwith be cancelled. In the event of a transfer of ownership of APF Units that is not registered in the transfer records of APF, a certificate representing the proper number of StarPoint Units may be issued to the transferee if the certificate representing such APF Units is presented to the Transfer Agent, accompanied by a Letter of Transmittal and all documents required to evidence and effect such transfer. Until surrendered as contemplated by this Section 2.4, each certificate which immediately prior to the Time of Closing represented APF Units shall be deemed at all times after the Time of Closing to represent only the right to receive upon such surrender the certificate representing StarPoint Units as contemplated by this Section, and in the case of the StarPoint Units to receive immediately after the Time of Closing, without any further action to be taken by any APF Unitholder, any distributions or dividends with a record date after the Time of Closing theretofore paid or payable with respect to StarPoint Units as contemplated by Section 2.5.

2.5          Distributions With Respect to Unsurrendered Certificates.

All distributions or other payments declared or made after the Time of Closing with respect to StarPoint Units with a record date after the Time of Closing shall be paid to the holder of any unsurrendered certificate which immediately prior to the Time of Closing represented outstanding APF Units and which are either a StarPoint Unitholder of record or immediately prior to the Time of Closing was an APF Unitholder of record.

2.6          Lost Certificates.

In the event any certificate which immediately prior to the Time of Closing represented one or more outstanding APF Units shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Transfer Agent will issue in exchange for such lost, stolen or destroyed certificate, one or more certificates representing one or more StarPoint Units (and any distributions or other payments with respect thereto) deliverable in accordance with such holder’s Letter of Transmittal. When authorizing such issuance in exchange for any lost, stolen or destroyed certificate, the Person to whom certificates representing StarPoint Units are to be issued shall, as a condition precedent to the issuance thereof, give a bond satisfactory to StarPoint and its transfer agents in such sum as StarPoint may direct or otherwise indemnify StarPoint in a manner satisfactory to StarPoint against any claim that may be made against StarPoint with respect to the certificate alleged to have been lost, stolen or destroyed.

2.7          Extinction of Rights.

Any certificate which immediately prior to the Time of Closing represented outstanding APF Units (or securities of any predecessor of APF) that were not deposited, with all other instruments required by Section 2.4, on or prior to the sixth anniversary of the Closing Date, shall cease to represent a claim or interest of any kind or nature as a holder of StarPoint Units (including, without limitation any dividends, distributions, payments or interest in respect thereof).  On such date, the StarPoint Units to which the former registered holder of the certificate referred to in the preceding sentence was ultimately entitled shall be deemed to have been surrendered to StarPoint, together with all entitlements to dividends, distributions, payments and interest thereon held for such former registered holder.

2.8          Withholding Rights.

StarPoint and the Transfer Agent shall be entitled to deduct and withhold from any distribution or consideration otherwise payable to any former holder of APF Units, such amounts as StarPoint or the Transfer Agent is required to deduct and withhold with respect to such payment under the Tax Act, the U.S. Code or any provision of provincial, state, local or foreign tax law, in each case as amended.  To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the holder of the trust units in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.  To the extent that the amount so required or permitted to be deducted or withheld from any payment to a holder exceeds the value of the StarPoint Units otherwise issuable to the holder, StarPoint and the Transfer Agent are hereby authorized to sell or otherwise dispose of such portion of the StarPoint Units otherwise issuable as is necessary to provide sufficient funds to StarPoint or the Transfer Agent, as the case may be, to enable it to comply with such deduction or withholding requirement and StarPoint or the Transfer Agent shall notify the holder thereof and remit any unapplied balance of the net proceeds of such sale.

2.9          Rollover Election.

Within the prescribed time period and in the prescribed form provided for in section 132.2 of the Tax Act, StarPoint and APF shall jointly elect to have section 132.2 of the Tax Act apply with respect to the Acquisition and Redemption Transaction. The elected amounts for the APF Assets will be mutually agreed upon but shall be such amounts as shall result in no additional income to APF and shall, to the extent possible without resulting in additional income to APF or additional amounts being allocated to APF Unitholders by APF pursuant to subsections 104(6), 104(19) and 104(21) of the Tax Act, transfer the maximum tax attributes to StarPoint. StarPoint and APF shall file all other elections (or make such other filings) that are necessary or desirable to minimize Taxes becoming payable by APF or StarPoint or Subsidiaries of either of them or unitholders as a result of the transactions comprising the Acquisition and Redemption Transaction and its related transactions.

2.10        Acquisition and Redemption Documentation and APF Special Meeting.

APF shall duly convene and hold, in accordance with the requirements of all applicable Laws and in accordance with the APF Trust Indenture, a special meeting of APF Unitholders (such meeting defined herein as the “APF Special Meeting”) to consider and, if thought fit, to approve the Acquisition and Redemption Transaction. The meeting shall be held on a date mutually agreed upon by the Parties, but in any event not later than July 15, 2005. APF shall prepare, for delivery to APF Unitholders in connection with the APF Special Meeting, a management information circular (the “APF Circular”) in compliance, in all material respects, with Applicable Canadian Securities Laws and in compliance with the APF Trust Indenture. StarPoint and its advisors shall be given an opportunity to review and comment upon drafts of the APF Circular prior to its being mailed to APF Unitholders and filed with the Securities Authorities. APF shall file the APF Circular on a timely basis with such Securities Authorities. Such APF Circular, when filed with the Securities Authorities and mailed to APF Unitholders, shall in all material respects comply with the requirements of applicable Laws. The StarPoint Parties shall use their best commercial efforts to obtain and furnish to the APF Parties such information regarding the StarPoint Parties reasonably required to be included in the APF Circular in a timely manner. On both the date the APF Circular is first mailed to the APF Unitholders and the date of the APF Special Meeting, the information provided by the StarPoint Parties for use in the preparation of the APF Circular shall, except as publicly disclosed after the date such information is provided, be complete and correct in all material respects, shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they are made, not misleading and shall comply in all material respects with all applicable Laws.

2.11        Circular Contents.

APF shall include the APF Fairness Opinion in any APF Circular. It is acknowledged and agreed that the APF Circular shall be required to include certain pro forma financial information as contemplated by and in accordance with applicable Laws. The Parties further acknowledge and agree that pro forma financial information that meets the disclosure requirements under applicable Laws will be prepared by management of APF and StarPoint and that PricewaterhouseCoopers LLP will provide a compilation report in accordance with the applicable guidelines of the Canadian Institute of Chartered Accountants thereon, at the expense of StarPoint. Each of the Parties consents to the inclusion of such pro forma financial information in the APF Circular as contemplated hereby in connection with the transactions provided for herein.

2.12        Compilation of Proxies.

APF and APF Co will instruct the APF Trustee to advise StarPoint from time to time, if requested by StarPoint and in such manner as StarPoint may reasonably request, as to the number APF Units voted for or against the Acquisition and Redemption Transaction.

2.13        Sequence of Acquisition and Redemption and Related Transactions.

The Parties acknowledge and agree that the Acquisition and Redemption Transaction shall be structured so that the following shall occur in the following sequence following receipt of APF Unitholder Approval and during the interval between the “transfer time” and the “acquisition time” as defined for the purposes of Section 132.2 of the Tax Act:

(a)                                 the APF Trust Indenture will be amended to the extent necessary to facilitate the Acquisition and Redemption Transaction;

(b)                                 acquisition of the APF Assets, assumption of the Assumed Liabilities and issuance of the Payment Units;

(c)                                  StarPoint shall subscribe for the StarPoint APF Unit for $10.00 and APF shall issue the StarPoint APF Unit to StarPoint for $10.00; and

(d)                                 the APF Units (other than the StarPoint APF Unit) will be redeemed in exchange for the Payment Units which shall be distributed to the APF Unitholders, on a pro rata basis of their holdings of APF Units, in accordance with the Exchange Ratio.

2.14        APF Employees.

StarPoint and SEL agree that they shall consider in good faith all APF Employees for employment with StarPoint or one of its Subsidiaries following completion of the Acquisition and Redemption Transaction. The APF Employees offered such employment (the “Offered Employees”) shall be offered employment on the terms and conditions comparable, in the aggregate, to the terms and conditions on which they are currently employed including recognizing past service with APF. If any APF Employee is not offered employment from StarPoint or one of its Subsidiaries on terms and conditions substantially equivalent, in the aggregate, to the terms and conditions on which such APF Employee is currently employed with APF or its Subsidiaries, the Parties agree that such APF Employee shall be entitled on the Closing Date to a severance payment in compliance with applicable Laws but no less than as disclosed in the APF Disclosure Letter.  APF shall be entitled to disclose the content of this provision to the APF Employees.

2.15        APF Approval.

APF and APF Co represent, warrant and covenant to the StarPoint Parties that the APF Board of Directors:

(a)                                 has unanimously determined that:

(i)                                     the Acquisition and Redemption Transaction and the APF ExploreCo Conveyance are in the best interests of APF and the APF Unitholders generally; and

(ii)                                  it will recommend that the APF Unitholders vote in favour of the Acquisition and Redemption Transaction and the APF ExploreCo Conveyance;

(b)                                 has received advice (which shall subsequently be in the form of a written opinion (the “APF Fairness Opinion”)) from GMP Securities Ltd., financial advisors to the APF Board of Directors, that the consideration to be received by APF Unitholders in connection with the Acquisition and Redemption Transaction and the APF ExploreCo Conveyance is fair, from a financial point of view, to the APF Unitholders; and

(c)                                  has advised that each of its members intends to vote the APF Units beneficially owned by them, or over which they exercise control or direction, in favour of the Acquisition and Redemption Transaction and the APF ExploreCo Conveyance,

and will so represent in any APF Circular and in any press release or any other form of public dissemination issued by APF relating to the Acquisition and Redemption Transaction (including any joint press release) where such press release and other public dissemination disclosure is appropriate, in the mutual judgment of APF and StarPoint, acting reasonably, provided however that APF Board of Directors may, acting reasonably, change its recommendation pursuant to subparagraph 2.15(a)(ii) hereof to make no recommendation in the event the StarPoint Permitted Acquisition Units are issued at a price below $17.50 per StarPoint Unit.

2.16        Support Agreements.

The Parties acknowledge that all directors and officers of APF Co have entered into an agreement dated the date hereof to vote all of their APF Units beneficially owned at the date of the APF Special Meeting in favour of the Acquisition and Redemption Transaction and the APF ExploreCo Conveyance.

ARTICLE 3
IMPLEMENTATION OF THE ACQUISITION AND REDEMPTION

3.1          Obligations of the APF Parties.

In order to facilitate the Acquisition and Redemption Transaction, APF and APF Co shall take all reasonable action necessary in accordance with all applicable Laws, including Applicable Canadian Securities Laws and U.S. Securities Laws, to:

(a)                                 duly call, give notice of, convene and hold the APF Special Meeting as promptly as practicable and submit the resolutions to approve the Acquisition and Redemption Transaction and the APF ExploreCo Conveyance and any other matters as may be properly brought before such meeting to the APF Unitholders for consideration;

(b)                                 solicit proxies in favour of the Acquisition and Redemption Transaction and the APF ExploreCo Conveyance;

(c)                                  cause all Rights to be exercised or terminated in accordance with the terms of the APF Plans;

(d)                                 cause all APF Debentures to be converted into APF Units in accordance with the terms of the APF Debenture Indenture;

(e)                                  complete the APF ExploreCo Conveyance and undertake the Special Distribution; and

(f)                                   subject to the terms and conditions hereof, do all things reasonably necessary or desirable to give effect to the Acquisition and Redemption Transaction.

3.2          Obligations of the StarPoint Parties.

In order to facilitate the Acquisition and Redemption Transaction, StarPoint and SEL shall take all reasonable action necessary in accordance with all applicable Laws, including Applicable Canadian Securities Laws and U.S. Securities Laws, to:

(a)                                 cause the Payment Units which are to be issued to APF and then to be received by APF Unitholders in exchange for the APF Units pursuant to the Acquisition and Redemption Transaction not to be subject to any trading restrictions under Applicable Canadian Securities Laws or U.S. Securities Laws (other than Control Person Restrictions and Affiliate Restrictions) and to be listed and posted for trading on the TSX (subject to notice of issuance) by the Time of Closing, provided that in no event shall StarPoint or SEL be required to file or cause to be filed a registration statement pursuant to the U.S. Securities Act;

(b)                                 prior to the Closing Date, allot for issuance a sufficient number of StarPoint Units to issue to APF pursuant to the Acquisition and Redemption Transaction. StarPoint shall issue the Payment Units pursuant to the Acquisition and Redemption Transaction at the Time of Closing; and

(c)                                  subject to the terms and conditions hereof, do all things necessary or desirable to give effect to the Acquisition and Redemption Transaction.

3.3          Unitholder Communications and Disclosure.

The APF Parties and the StarPoint Parties agree to use their reasonable commercial efforts to participate in presentations to investors regarding the Acquisition and Redemption Transaction and to consult and co-operate prior to the making of such presentations and to promptly advise, consult and co-operate with each other in issuing any press releases or otherwise making public statements with respect to this Agreement or the Acquisition and Redemption Transaction and in making any filing with any Governmental Entity. Each Party shall use all reasonable commercial efforts to enable the Other Party to review and comment on all such press releases and other public disclosure prior to the release thereof and shall enable the Other Party to review and comment on such filings prior to the release or filing thereof; provided, however, that the foregoing shall be subject to each Party’s overriding obligation to make disclosure in accordance with applicable Laws, and if such disclosure is required by a Party and the Other Party have not reviewed or commented on the disclosure, the Party making such disclosure shall use reasonable commercial efforts to give prior oral or written notice thereof to the Other Party and an opportunity to comment thereon, and, if such prior notice is not possible, to give such notice immediately following the making of such disclosure or filing. The Parties agree to issue jointly a press release and hold a joint conference call with respect to this Agreement as soon as practicable after its due execution in a mutually agreed upon form.

3.4          Dealer Managers.

If APF determines to retain a dealer manager in connection with the solicitation of votes in favour of the Acquisition and Redemption Transaction at the APF Special Meeting, APF agrees to consult with StarPoint prior to the retention of such dealer manager and any fees payable in respect of such retention shall be subject to prior approval by StarPoint, such approval not to be unreasonably withheld.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF APF AND APF CO

4.1          Representations and Warranties.

APF and APF Co hereby make to StarPoint and SEL the representations and warranties set forth in Schedule “C” hereto, and acknowledge that StarPoint and SEL are relying upon such representations and warranties in connection with the entering into of this Agreement and the carrying out of the Acquisition and Redemption Transaction.

4.2          Investigation.

Any investigation by StarPoint and SEL and their advisors shall not mitigate, diminish or affect the representations and warranties of APF and APF Co pursuant to this Agreement.

4.3          Survival.

The representations and warranties of APF and APF Co contained in this Agreement shall not survive the completion of the Acquisition and Redemption Transaction and shall expire and be terminated on the earlier of the Closing Date and the date on which this Agreement is terminated.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF STARPOINT AND SEL

5.1          Representations and Warranties.

StarPoint and SEL hereby make to APF and APF Co the representations and warranties set forth in Schedule “D” hereto, and acknowledge that APF and APF Co are relying upon such representations and warranties in connection with the entering into of this Agreement and the carrying out of the Acquisition and Redemption Transaction.

5.2          Investigation.

Any investigation by APF and APF Co and their advisors shall not mitigate, diminish or affect the representations and warranties of StarPoint and SEL pursuant to this Agreement.

5.3          Survival.

The representations and warranties of StarPoint and SEL contained in this Agreement shall not survive the completion of the Acquisition and Redemption Transaction and shall expire and be terminated on the earlier of the Closing Date and the date on which this Agreement is terminated.

ARTICLE 6
COVENANTS

6.1          APF Conduct of Business.

APF covenants and agrees that, prior to the first to occur of the Closing Date and the termination of this Agreement, unless StarPoint shall otherwise agree in writing (not to be unreasonably withheld) or unless otherwise expressly contemplated or permitted by this Agreement:

(a)           it will, and will cause each of its Subsidiaries to, conduct its undertaking and businesses only in, and not take any action except in, the usual, ordinary and regular course of business and consistent with past practice except to the extent necessary to comply with applicable Laws and to complete the transactions contemplated hereby or any transactions entered into prior to the date hereof (all of which have been in the ordinary course of business or publicly disclosed);

(b)           it will not, and will not permit any of its Subsidiaries to, directly or indirectly:

(i)            issue, sell, pledge, lease, dispose of, encumber or agree to issue, sell, pledge, lease, dispose of or encumber:

(A)          any APF Units or securities of any Subsidiary or any options, warrants, calls, conversion privileges or rights of any kind to acquire any such trust units or securities, other than the issue of APF Units pursuant to the exercise of APF Rights, the conversion of the APF Debentures and the terms of the APF DRIP; or

(B)           other than oil and natural gas production in the ordinary course of business or pursuant to the APF ExploreCo Conveyance, any assets of APF or its Subsidiaries in excess of $250,000 individually or $1,000,000 in the aggregate;

(ii)           amend or propose to amend their respective trust indentures, limited partnership agreements, articles, by-laws, unanimous shareholder agreements or other constating documents, including the APF Material Agreements;

(iii)          split, combine or reclassify any outstanding APF Units, or declare, set aside or pay any dividends or other distributions payable in cash, stock, property or otherwise with respect to the APF Units, other than the Special Distribution and regular monthly cash distributions made by APF of an amount equal to approximately $0.16 per APF Unit paid on a single specified date to APF Unitholders of record as of a single specified date provided that no record date for any regular monthly cash distribution to be made by APF shall be set by APF from the period commencing on July 1, 2005 and ending on the Outside Date unless the Closing Date is extended by agreement of the Parties to a date later than June 20, 2005;

(iv)          redeem (other than redemptions required pursuant to the terms of the APF Trust Indenture), purchase, offer to purchase or otherwise acquire any APF Units or other securities of APF or any of its Subsidiaries including under any normal course issuer bid;

(v)           reorganize, amalgamate, merge or otherwise continue APF or any of its Subsidiaries with, or acquire or agree to acquire (by merger, amalgamation, consolidation, acquisition of stock or assets or otherwise), any person, corporation, trust, partnership or other business organization whatsoever (including any division) or acquire or agree to acquire any assets having a value of $250,000 or greater on an individual basis or $1,000,000 or greater in aggregate, with the exception of purchases at Crown lease sales and freehold lease acquisitions, made in the ordinary course of business and not with respect to the APF ExploreCo Assets ;

(vi)          except in the usual, ordinary and regular course of business and consistent with past practice or as disclosed in the APF Disclosure Letter, satisfy any claims or liabilities except such as have been reserved against in the APF Financial Statements or relinquish any material contractual rights which exceed $250,000 on an individual basis or exceed $1,000,000 in aggregate;

(vii)         except following consultation with the StarPoint Parties, except in response to events involving safety or emergencies, and except in accordance with the capital expenditure budget of the APF Parties for the period from the date hereof to the Outside Date, provided in writing to SEL, incur any capital expenditures in respect of any APF ExploreCo Assets, or incur capital expenditures without the consent of the StarPoint Parties which exceed $500,000 on an individual basis or exceed $1,000,000 in aggregate in respect of assets, other than the APF ExploreCo Assets (in respect of which all expenditures must be approved by SEL), or incur, except in the ordinary course of business consistent with past practice, any indebtedness for borrowed money or any other liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for, the obligations of any other individual or entity or make any loans or advances, except in the ordinary course of business consistent with past practice and except for refinancing of existing debt on substantially the same or more favourable terms;

(viii)        enter into any employment or consulting contract, operating agreement other than operating agreements entered into in the ordinary course of business or similar agreement that cannot be terminated on sixty (60) days or less notice without penalty;

(ix)           enter into rate swap transactions, basis swaps, forward rate transactions, commodity swaps, commodity options, equity or equity index swaps, equity or equity index options, bond options, interest rate options, foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, production sales transactions having terms greater than 120 days or any other similar transactions (including any option with respect to any of such transactions) or any combination of such transactions; or

(x)            authorize or propose any of the foregoing, or enter into or modify any contract, agreement, commitment, or arrangement to do any of the foregoing;

(c)           neither it nor any of its Subsidiaries shall (otherwise than as may be contemplated herein) enter into or modify any employment, severance or similar agreements, policies or arrangements with, or grant any bonuses, salary increases, retention, severance or termination pay to or make any loans to, any of its employees, officers or directors other than pursuant to: (i) written agreements or programs in effect (without amendment) on the date hereof, all of which have been disclosed in writing to StarPoint prior to the date hereof and described in the APF Disclosure Letter; and indemnity agreements entered into in the normal course of business in accordance with the Business Corporations Act (Alberta), as applicable;

(d)           neither it nor any of its Subsidiaries shall adopt or amend, or make any contribution to any bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, other compensation or similar plan, agreement, trust, fund or arrangements for the benefit of employees, except as is necessary to comply with law or with respect to existing provisions of the APF Employment Agreements or other employment agreements with employees of APF Co and any such plans, programs, arrangements or agreements that have been disclosed in writing prior to the date hereof to StarPoint;

(e)           it will, and will cause each of its Subsidiaries to, use reasonable commercial efforts to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect; and

(f)            it will, and will cause each of its Material Subsidiaries to:

(i)            use reasonable commercial efforts to preserve intact their respective business organizations and goodwill and to maintain satisfactory relationships with suppliers, agents, distributors, customers and others having business relationships with it;

(ii)           not take any action that would render, or that reasonably may be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect;

(iii)          co-operate and use reasonable commercial efforts to comply with all reasonable requests by StarPoint and its Subsidiaries to make joint investor presentations or other forms of information available in order to support the transactions contemplated by this Agreement;

(iv)          confer on a regular and reasonable basis with StarPoint with respect to operational and financial matters and promptly notify SEL orally and in writing of any Material Adverse Change in respect of APF or any of its Material Subsidiaries and of any material Governmental Entity or material third party complaints, investigations or hearings (or communications indicating that the same may be contemplated);

(v)           at the Time of Closing and upon receipt of mutual releases satisfactory to the Parties, APF and APF Co shall use their reasonable best efforts to cause the resignation of such directors and officers of each of APF and its Subsidiaries as StarPoint may specify and to fill the resulting vacancies with designees of StarPoint, and APF and APF Co shall cooperate with StarPoint to provide an orderly transition of control and management;

(vi)          not waive, release, grant or transfer any rights of value or modify or change any existing material license, lease, contract or other document, other than in the ordinary course of business consistent with past practice; and

(vii)         not settle or compromise any claim brought by any present, former or purported holder of any securities of APF or its Subsidiaries in connection with the transactions contemplated by this Agreement without the prior written consent of SEL.

6.2          StarPoint Conduct of Business.

StarPoint covenants and agrees that, prior to the first to occur of the Closing Date and the termination of this Agreement, unless APF shall otherwise agree in writing (not to be unreasonably withheld) or unless otherwise expressly contemplated or permitted by this Agreement:

(a)           it will, and will cause each of its Subsidiaries to, conduct its undertaking and businesses only in, and not take any action except in, the usual, ordinary and regular course of business and consistent with past practice except to the extent necessary to comply with applicable Laws and to complete the transactions contemplated hereby or any transactions entered into prior to the date hereof (all of which have been in the ordinary course of business or publicly disclosed);

(b)           it will not, and will not permit any of Subsidiaries to, directly or indirectly:

(i)            issue, sell, pledge, lease, dispose of, encumber or agree to issue, sell, pledge, lease, dispose of or encumber:

(A)          any StarPoint Units, other than the StarPoint Permitted Acquisition Units, or securities of any Subsidiary or any options, warrants, calls, conversion privileges or rights of any kind to acquire any such trust units or securities other than the issue of StarPoint Units pursuant to the terms of this Agreement, the exercise of StarPoint Rights, the terms of the StarPoint DRIP, and issuances of up to an aggregate of 100,000 StarPoint Rights pursuant to the StarPoint Incentive Plan in respect of hiring new employees of SEL; or

(B)           other than oil and natural gas production in the ordinary course of business, any assets of StarPoint or its Subsidiaries in excess of $250,000 individually or $1,000,000 in the aggregate;

(ii)           amend or propose to amend their respective trust indentures, partnership agreements, articles, by-laws, unanimous shareholder agreements, management agreements or other constating documents, including the StarPoint Material Agreements;

(iii)          split, combine or reclassify any outstanding StarPoint Units, or declare, set aside or pay any dividends or other distributions payable in cash, stock, property or otherwise with respect to the StarPoint Units, other than the regular monthly cash distributions made by StarPoint, of an amount equal to approximately $0.20 per StarPoint Unit paid on a single specified date to StarPoint Unitholders of record as of a single specified date;

(iv)          redeem, purchase, offer to purchase or otherwise acquire any StarPoint Units or other securities of StarPoint or any of its Subsidiaries including under any normal course issuer bid;

(v)           reorganize, amalgamate, merge or otherwise continue StarPoint or any of its Subsidiaries with, or acquire or agree to acquire (by merger, amalgamation, consolidation, acquisition of stock or assets or otherwise), any person, corporation, trust, partnership or other business organization whatsoever (including any division) or acquire or agree to acquire any assets having a value of $250,000 or greater on an individual basis or $1,000,000 or greater in aggregate, other than in respect of the StarPoint Permitted Acquisition and purchases at Crown lease sales and freehold lease acquisitions made in the ordinary course of business ;

(vi)          delist, or make any announcements of the intention to delist, the StarPoint Units from trading on the TSX; or

(vii)         authorize or propose any of the foregoing, or enter into or modify any contract, agreement, commitment, or arrangement to do any of the foregoing;

(c)           it will, and will cause each of its Subsidiaries to, use reasonable commercial efforts to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and reinsurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect; and

(d)           it will, and will cause each of its Subsidiaries to:

(i)            use reasonable commercial efforts to preserve intact their respective business organizations and goodwill and to maintain satisfactory relationships with suppliers, agents, distributors, customers and others having business relationships with it;

(ii)           not take any action that would render, or that reasonably may be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect at any time prior to the completion of the transactions contemplated in this Agreement;

(iii)          co-operate and use reasonable commercial efforts to comply with all reasonable requests by APF and its Subsidiaries to make joint investor presentations or other forms of information available in order to support the transactions contemplated by this Agreement;

(iv)          confer on a regular and reasonably basis with APF with respect to operational and financial matters and promptly notify APF Co orally and in writing of any Material Adverse Change in respect of StarPoint or any of its Material Subsidiaries and of any material Governmental Entity or third party complaints, investigations or hearings (or communications indicating that the same may be contemplated);

(v)           not waive, release, grant or transfer any rights of value or modify or change any existing material license, lease, contract or other document, other than in the ordinary course of business consistent with past practice; and

(vi)          not settle or compromise any claim brought by any present, former or purported holder of any securities of StarPoint or its Subsidiaries in connection with the transactions contemplated by this Agreement without the prior written consent of APF Co.

6.3          Access to Information.

Subject to the terms of the Confidentiality Agreement, each of the Parties shall, and shall cause its and its Subsidiaries’ officers, employees, trustees and directors to, and request its auditors and legal counsel to, afford the officers, employees, auditors and other agents of the Other Party reasonable access at reasonable times to its offices and facilities, and to its books and records, and shall furnish to the Other Party and such other persons with such financial, operating and other data and information as the second mentioned party, through its officers, employees or agents, may from time to time reasonably request. Without limiting the generality of the foregoing, APF shall permit StarPoint and its representatives reasonable access to interview APF Employees for purposes of determining which employees shall be offered employment with StarPoint or one of its Subsidiaries after the Closing Date and shall provide StarPoint all such information as may reasonably be required to enable StarPoint to efficiently integrate the business and affairs of APF and its Subsidiaries with StarPoint at the Time of Closing.

6.4          No Solicitation.

(a)           APF and APF Co shall not, directly or indirectly, through any trustee, officer, director, employee, financial advisor or other representative or agent of the APF Parties, (i) solicit, initiate or encourage (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) any inquiries or proposals regarding any Acquisition Proposal involving it or its Subsidiaries or unitholders or participate in or take any other action to facilitate any inquiries or the making of any proposal which constitutes or may reasonably be expected to lead to such an Acquisition Proposal, or (ii) provide any confidential information to, participate in any discussions or negotiations relating to any such transactions with, or otherwise cooperate with or assist or participate in any effort to take such action by, any Person; provided that, nothing contained in this Section 6.4(a) or any other provision of this Agreement shall prevent the APF Board of Directors from responding or acting in any manner (including considering, negotiating, approving and recommending to the APF Unitholders (provided that prior to furnishing information or entering into negotiations with any Person, APF and APF Co shall have complied with Section 6.4(c) hereof, prior to providing any non-public information to any such Person, APF and APF Co shall have complied with Section 6.4(d) hereof and prior to entering into any Proposed Agreement, APF and APF Co shall have complied with Section 6.5 hereof)) to an unsolicited bona fide written Acquisition Proposal (i) in respect of which any funds or other consideration necessary for such Acquisition Proposal has been demonstrated to the satisfaction of the APF Board of Directors to be reasonably likely to be obtained, and (ii) in respect of which the APF Board of Directors determines in good faith would, if consummated in accordance with its terms, result in a transaction financially more favourable to APF or the APF Unitholders than the transactions contemplated by this Agreement (any such Acquisition Proposal being referred to herein as a (“Superior Proposal”). Any good faith determination under this Section 6.4(a) shall only be made by duly passed resolution of the APF Board of Directors after consultation with its financial advisors and receipt by such Board of advice of counsel reflected in the minutes of its board of directors to the effect that entertaining or negotiating such Acquisition Proposal or the furnishing of information concerning the APF Parties is necessary for such board to satisfy its fiduciary duties under applicable Laws.

(b)           Subject to Section 6.4(a), APF and APF Co severally agree that they shall, and shall direct and use reasonable efforts to cause their respective trustees, directors, officers, employees, representatives and agents to, immediately cease and cause to be terminated any discussions or negotiations with any Person, other than the StarPoint Parties, with respect to any actual, future or potential Acquisition Proposal. Subject to Sections 6.4(a) and 6.4(d), the APF Parties shall immediately close any data rooms and the APF Parties agree not to release any third party from or forebear in the enforcement of any confidentiality or standstill agreement to which the APF Parties and any such third party is a party, and shall exercise all rights to require the return or destruction of information regarding the APF Parties previously provided to such party and shall exercise all rights to require the destruction of all materials including or incorporating any information regarding the APF Parties.

(c)           Prior to furnishing any information to or entering into any negotiations with any Person in respect of an Acquisition Proposal, APF and APF Co shall notify StarPoint and SEL of any Acquisition Proposal received by it or any request received by it following the date hereof for non-public information relating to the APF Parties in connection with an Acquisition Proposal or for access to the properties, books or records of the APF Parties by any Person that informs the APF Parties that it is considering making, or has made, an Acquisition Proposal. Such notice shall be made, from time to time, orally and in writing and shall indicate such details of the proposal, inquiry or contact known to the APF Parties as the StarPoint Parties may reasonably request, having regard to the fiduciary obligations of the APF Board of Directors and the identity of the Person making such proposal, inquiry or contact.

(d)           Subject to Section 6.4(a), if any of the APF Parties receives a request for material non-public information from a Person who proposes to the APF Parties a bona fide Acquisition Proposal and the APF Board of Directors determines that such proposal is a Superior Proposal pursuant to Section 6.4(a), the APF Party may, subject to the execution of a confidentiality agreement containing customary terms, conditions and restrictions substantially similar to the Confidentiality Agreement, provide such Person with access to information regarding the APF Party. To the extent not previously done, the APF Party receiving the request shall provide to the StarPoint Parties a copy of all information provided to such Person forthwith after the information is provided to such Person.

(e)           Each of APF and APF Co shall ensure that the APF Trustee and the APF Parties’ officers, directors and employees and any investment banker or other advisors or representatives retained by APF is aware of the provisions of this Section 6.4, and each of APF and APF Co shall be responsible for any breach of this Section 6.4 by such trustee, bankers, advisors or representatives as are retained by it.

6.5          Right to Match.

APF and APF Co shall not enter into any agreement (other than any confidentiality agreement contemplated by Section 6.4(d)) to propose, pursue, support or recommend any Acquisition Proposal (a “Proposed Agreement”) or change their recommendation of the transactions contemplated by this Agreement except in compliance with Section 6.4 and only after providing StarPoint with an opportunity to amend this Agreement to provide for at least equivalent financial terms to those included in the Proposed Agreement as determined by the APF Board of Directors, acting reasonably and in good faith and in accordance with its fiduciary duties, after consultation with APF’s financial advisors, and APF and APF Co agree to negotiate in good faith with StarPoint in respect of any such amendment. In particular, in such circumstance APF Co shall provide SEL with a copy of any Proposed Agreement as executed or submitted by the party making such Acquisition Proposal, not less than 48 hours prior to its proposed execution. In the event that StarPoint and SEL agree to amend this Agreement as provided above and within the 48 hour period, neither APF nor APF Co shall enter into the Proposed Agreement.

6.6          Further Action.

Upon the terms and subject to the conditions hereof, each of the Parties hereto shall use its reasonable best efforts to take, or cause to be taken, all appropriate action, and to do or cause to be done all things necessary, proper or advisable under applicable Laws and regulations to consummate and make effective the transactions contemplated by this Agreement, including:

(a)           co-operation in the preparation and filing of the documentation giving effect to the transactions contemplated hereby (including the APF Circular) and any regulatory and governmental filings or submissions in connection with all Required Regulatory Approvals, including under the Competition Act and any amendments to any such filing; and

(b)           to diligently make all required regulatory filings and applications and to obtain all licenses, permits, waivers, consents, approvals, authorizations, qualifications and orders (i) in connection with all Required Regulatory Approvals, and (ii) in connection with all Required Third Party Approvals.

6.7          Approvals.

The parties shall diligently take all steps as are necessary to satisfy the conditions contemplated by Section 7.1 hereof and to file all notices in connection therewith as soon as is reasonably practicable following the date hereof. The parties shall pursue any and all Required Regulatory Approvals and Required Third Party Approvals or other filings and approvals required on their respective parts with respect to the transactions contemplated hereby.

6.8          Insurance.

StarPoint shall permit APF, on terms and conditions satisfactory to StarPoint acting reasonably, to arrange for and/or maintain directors’ and officers’ insurance coverage for the directors and officers of APF’s Subsidiaries substantially equivalent in scope and coverage as the directors’ and officers’ coverage in place for the benefit of the directors and officers of StarPoint’s Subsidiaries on a “trailing” or “run-off’ basis (whether such insurance is maintained independently of or included under StarPoint’s insurance coverage) covering claims made prior to or within five years from the Closing Date.

ARTICLE 7
CONDITIONS

7.1          General Conditions.

The respective obligations of APF and StarPoint to complete the Acquisition and Redemption Transaction and the other transactions contemplated by this Agreement and to perform, fulfill and satisfy their other respective obligations hereunder, are subject to the fulfillment, or the waiver by each of APF and StarPoint, on or before the Outside Date, of the following conditions, each of which are inserted for the benefit of each of APF and StarPoint and may be waived, in whole or in part, only by mutual consent of such parties, each acting in its sole discretion:

(a)           the APF Unitholders shall have approved the resolutions to approve the Acquisition and Redemption Transaction by an affirmative vote of at least two-thirds of the votes cast at the APF Special Meeting;

(b)           the documents by which the Acquisition and Redemption Transaction is to be effected shall be in form and substance satisfactory to the APF Parties and the StarPoint Parties, acting reasonably, including without limitation, documents providing for amendments to the APF Trust Indenture to effect the Acquisition and Redemption Transaction;

(c)           each of StarPoint and APF shall have determined, each acting reasonably, that all Required Regulatory Approvals and Required Third Party Approvals have been obtained on terms satisfactory to each of StarPoint and APF in their reasonable judgment and any applicable Governmental Entity waiting period shall have expired or been terminated;

(d)           the APF ExploreCo Conveyance shall have been completed and the Special Distribution shall have been made on terms and conditions satisfactory to StarPoint and SEL, acting reasonably, and the APF ExploreCo Shares shall have been listed and posted for trading on the TSX for at least two Business Days;

(e)           APF and StarPoint shall have executed such instruments, and the APF Debenture Trustee shall have received such opinions, as contemplated and required by Article 11 of the APF Debenture Indenture;

(f)            each of StarPoint and APF shall have received from and delivered to the other a certificate confirming that each qualifies, and has qualified at all material times, as a “mutual fund trust” (as defined in the Tax Act);

(g)           each of StarPoint and APF, each acting reasonably, shall have determined that:

(i)            no act, action, suit, or proceeding has been threatened or taken before or by any domestic or foreign court or tribunal or Governmental Entity or person in Canada or elsewhere, whether or not having the force of Law; and

(ii)           no Law has been proposed, enacted, promulgated or applied,

in the case of either (i) or (ii);

(iii)          to cease trade the APF Units or the StarPoint Units or enjoin, prohibit or impose material limitations or conditions on the Acquisition and Redemption Transaction and the APF ExploreCo Conveyance; or

(iv)          which would have a Material Adverse Effect with respect to StarPoint or APF; and

(h)           there shall not exist any prohibition at Law against StarPoint and APF completing the Acquisition and Redemption Transaction.

7.2          APF Party Conditions.

The obligations of APF and APF Co to complete the Acquisition and Redemption Transaction and the other transactions contemplated by this Agreement and to perform, fulfill and satisfy their obligations hereunder, are subject to the fulfillment or the waiver by APF and APF Co, on or before the Outside Date, of the following conditions, each of which are inserted for the benefit of APF and APF Co and which may be waived, in whole or in part, only by the consent of APF and APF Co, acting in their sole discretion:

(a)           the representations and warranties made by StarPoint and SEL in this Agreement shall be true and correct in all material respects as of the Time of Closing as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date or except as affected by transactions contemplated or permitted by this Agreement or the Acquisition and Redemption Transaction), and StarPoint and SEL shall have provided to APF and APF Co a certificate of two Designated Officers certifying such accuracy at the Time of Closing;

(b)           StarPoint and SEL shall have complied in all material respects with their respective covenants herein and StarPoint and SEL shall have provided to APF and APF Co a certificate of two Designated Officers certifying compliance with its covenants herein;

(c)           the APF Board of Directors shall have received the written APF Fairness Opinion;

(d)           StarPoint shall have entered into an indemnity agreement with the APF Trustee in form and substance satisfactory to the APF Trustee indemnifying such party from any liabilities which may arise pursuant to subsection 159(3) of the Tax Act by virtue of the fact that such party may have acted in the capacity of a legal representative of APF;

(e)           each of the directors and officers of APF and its Subsidiaries shall have received a release from StarPoint and its Subsidiaries in form satisfactory to APF and APF Co, acting reasonably;

(f)            the Payment Units shall not be subject to any trading restrictions under Applicable Canadian Securities Laws (other than Control Person Restrictions and Affiliate Restrictions) and shall be approved for listing on the TSX (subject to notice of issuance);

(g)           all other documents and information that may be reasonably requested by APF and APF Co or their respective counsel shall have been provided or delivered to APF or APF Co by StarPoint or SEL, as applicable; and

(h)           there shall not have occurred or arisen after the date of this Agreement (or, if there has previously occurred, there shall not have been omitted to be disclosed in writing, generally or to APF by StarPoint prior to the date of this Agreement) any change (or any condition, event or development involving a prospective change) which, in the reasonable judgment of APF involves a Material Adverse Effect with respect to StarPoint.

7.3          StarPoint Party Conditions.

The obligations of StarPoint and SEL to complete the Acquisition and Redemption Transaction and the other transactions contemplated by this Agreement and to perform, fulfill and satisfy their obligations hereunder, are subject to the fulfillment or the waiver by StarPoint and SEL, on or before the Outside Date, of the following conditions, each of which are inserted for the benefit of StarPoint and SEL and which may be waived in whole or in part, only by the consent of StarPoint and SEL, acting in their sole discretion:

(a)                                the representations and warranties made by APF and APF Co in this Agreement shall be true and correct in all material respects as of the Time of Closing as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date or except as affected by transactions contemplated or permitted by this Agreement or the Acquisition and Redemption Transaction), and APF and APF Co shall have provided to StarPoint and SEL a certificate of two Designated Officers certifying such accuracy at the Time of Closing;

(b)                               APF and APF Co shall have complied in all material respects with their respective covenants herein and APF and APF Co shall have provided to StarPoint and SEL a certificate of two Designated Officers certifying compliance with its covenants herein;

(c)                                StarPoint and SEL shall have received the resignations and releases from the directors and officers of APF and its Subsidiaries in form satisfactory to StarPoint and SEL, acting reasonably, which releases shall contain exceptions for amounts or obligations owing to such directors and officers as a result of accrued but unpaid salary, bonus, benefits and other compensation and as a result of the Acquisition and Redemption Transaction or pursuant to indemnity or directors and officers insurance arrangements;

(d)                               all APF Rights shall have been exercised or terminated;

(e)                                the board of directors of APF Co and the APF Unitholders shall have waived the application of APF’s unitholder rights plan agreement to the Acquisition and Redemption Transaction;

(f)                                  if requested in writing by SEL, SEL and the APF Parties shall have established, at StarPoint’s cost, a hedging plan for up to 50% of APF’s production in form and substance satisfactory to SEL in its sole judgment, acting reasonably, provided that in the event that this Agreement is terminated other than by reason of a material breach or non-performance by APF or APF Co of a material provision of this Agreement, APF shall have the right to elect by notice in writing to

SEL within three Business Days to restructure or unwind, as the case may be, any hedging plan (the “Hedge Retraction”) in effect on such termination.  It is further agreed that if the Hedge Retraction results in a net gain after taking into account all costs, expenses and gains and losses from the hedging plan and the Hedge Retraction, APF shall pay to StarPoint the amount of such net gain, and if it results in a net loss then StarPoint shall pay to APF the amount of such net loss

(g)           all other documents and information that may be reasonably requested by StarPoint and SEL or their respective counsel shall have been provided or delivered to StarPoint or SEL by APF or APF Co, as applicable; and

(h)           there shall not have occurred or arisen after the date of this Agreement (or, if there has previously occurred, there shall not have been omitted to be disclosed in writing, generally or to StarPoint by APF prior to the date of this Agreement) any change (or any condition, event or development involving a prospective change) which, in the reasonable judgment of StarPoint involves a Material Adverse Effect with respect to APF.

7.4          Notice Requirements.

Each Party will give prompt notice to the Other Party of the occurrence, or failure to occur, at any time from the date hereof until the Time of Closing, of any event or state of facts which occurrence or failure would, or would be likely to:

(a)           cause any of the representations and warranties of such Party contained herein to be untrue or inaccurate in any material respect on the date hereof or at the Time of Closing;

(b)           result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such Party prior to the Time of Closing;

(c)           cause any Material Adverse Change in respect of such Party or its Material Subsidiaries; or

(d)           results in a misrepresentation being contained in the APF Circular.

Each Party shall in good faith discuss with the Other Party any change in circumstances (actual, anticipated, contemplated or, to its knowledge, threatened, financial or otherwise) which is of such a nature that it may reasonably request as to whether notice need to be given to the Other Party pursuant to this Section 7.4.

7.5          Merger of Conditions.

The conditions set out in Sections 7.1, 7.2 and 7.3 shall be conclusively deemed to have been satisfied, waived or released upon completion of the Acquisition and Redemption Transaction.

ARTICLE 8
CLOSING MATTERS, TERMINATION FEE, TERMINATION AND EXPENSES

8.1          Closing Matters.

Each Subject Trust shall deliver, at the Time of Closing, such customary certificates, resolutions and other closing documents, including instruments of conveyancing and transfer, as may be required by the other Subject Trust, acting reasonably.

8.2          Agreement as to Termination Fee.

(a)           If at any time after the execution of this Agreement and prior to the termination hereof:

(i)            the APF Board of Directors or the StarPoint Board of Directors (in such case the APF Parties or the StarPoint Parties, respectively, being the “Non-Completing Party” in this Section 8.2(a)(i)) has withdrawn, changed or modified in a manner adverse to the Other Party, or failed to reaffirm upon request (other than as a result of and in direct response to a material breach by the Other Party of their obligations under this Agreement that would or reasonably could result in the non-satisfaction of the conditions precedent to the closing of the transactions contemplated hereby or a material misrepresentation by the Other Party or a Material Adverse Change to the Other Party) any of:

(A)          the recommendation or determination referred to in Section 2.15 in respect of the APF Board of Directors;

(B)           the authorization to complete the Acquisition and Redemption Transaction as contemplated by the representations in paragraph (b) in Schedule “C” in respect of the APF Parties and paragraph (b) in Schedule “D” in respect of the StarPoint Parties, or resolved to take any of the foregoing actions prior to the completion of the Acquisition and Redemption Transaction; or

(ii)           the APF Board of Directors or the StarPoint Board of Directors (in such case the APF Parties or the StarPoint Parties, respectively, being the “Non-Completing Party” in this Section 8.2(a)(ii)) has recommended that, in the case of the APF Board of Directors, the APF Unitholders deposit their APF Units under, vote in favour of, or otherwise accept a Take-Over Proposal and, in the case of the StarPoint Board of Directors, the StarPoint Unitholders deposit their StarPoint Units under, vote in favour of, or otherwise accept a Take-Over Proposal; or

(iii)          prior to date of the APF Special Meeting, a bona fide Take-Over Proposal is publicly announced, proposed, offered or made to any of the APF Parties (in such case the APF Parties being the “Non-Completing Party” in this Section 8.2(a)(iii)) or the APF Unitholders, the Acquisition and Redemption Transaction is not completed and the transactions contemplated by any Take-Over Proposal is completed within 365 days of the Outside Date; or

(iv)          any of the APF Parties enters into a Proposed Agreement or any of the StarPoint Parties enters into any agreement to propose, pursue, support or recommend any Take-Over Proposal (other than a confidentiality agreement contemplated by Section 6.4(d)) (in such case the APF Parties or the StarPoint Parties, respectively being the “Non-Completing Party” in this Section 8.2(a)(iv)); or

(v)           any of the APF Parties or the StarPoint Parties (in such case the APF Parties or the StarPoint Parties, respectively, being the “Non-Completing Party” in this Section 8.2(a)(v)) breaches any of its representations or warranties or covenants contained in this Agreement which breach individually or in the aggregate would or would reasonably be expected to have a Material Adverse Effect upon the Non-Completing Party, or would materially impede completion of the transactions contemplated hereby, and which the

Non-Completing Party fails to cure within five Business Days after receipt of written notice thereof from the Other Party (except that no cure period shall be provided for a breach by a Non-Completing Party which by its nature cannot be cured and in no event shall any cure period extend beyond the Time of Closing), then, subject to Section 8.2(b), if the APF Parties are the Non-Completing Party, APF shall pay to StarPoint, or if the StarPoint Parties are the Non-Completing Party, StarPoint shall pay to APF, within three Business Days, an aggregate of $20.0 million (the “Termination Fee”) as liquidated damages in immediately available funds to an account designated by the Other Party within one Business Day after the first to occur of the events described above.

(b)           If a Take-Over Proposal is publicly announced, proposed, offered or made as contemplated by Section 8.2(a)(iii), APF agrees to deliver to StarPoint prior to the earlier of the date of the APF Special Meeting and two Business Days prior to the scheduled expiry or closing of the Take-Over Proposal, an irrevocable letter of credit, in form satisfactory to StarPoint, acting reasonably, drawable within one Business Day after StarPoint shall have delivered to APF a written certificate confirming the completion of the transactions contemplated by any Take-Over Proposal specified in Section 8.2(a)(iii).

8.3          Liquidated Damages.

(a)                                Each Party acknowledges that all of the payment amounts set out in Section 8.2 are payments of liquidated damages which are a genuine pre-estimate of the damages which the Party entitled to such damages will suffer or incur as a result of the event giving rise to such damages and resultant termination of this Agreement and are not penalties.  Each Party irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. For greater certainty, the Parties agree that payment of the amount pursuant to this Article is the sole monetary remedy of the Party receiving such payment.

(b)           Notwithstanding Section 8.3(a), nothing herein shall prevent any party from seeking specific performance, injunctive or other equitable relief in order to enforce or cause the enforcement of or compliance with, any provision of this Agreement.

8.4          Termination.

This Agreement shall terminate at the Time of Closing and may be earlier terminated at any time prior thereto:

(a)           by mutual written consent of the Parties;

(b)           by either APF and APF Co or StarPoint and SEL, giving notice in writing to StarPoint and SEL or APF and APF Co, as applicable, if the Closing Date shall have not occurred on or before the Outside Date;

(c)           by either APF and APF Co or StarPoint and SEL giving notice in writing to StarPoint and SEL or APF and APF Co, as applicable, if any of the conditions contained in Section 7.1 are not satisfied or waived on or before the date required for the performance thereof unless the failure of any such condition shall be due to the failure of the party seeking to terminate this Agreement to perform the obligations required to be performed by it under this Agreement;

(d)           by APF and APF Co giving notice in writing to StarPoint and SEL if any of the conditions contained in Section 7.2 are not satisfied or waived on or before the date required for the performance thereof;

(e)           by StarPoint and SEL giving notice in writing to APF and APF Co if any of the conditions contained in Section 7.3 are not satisfied or waived on or before the date required for the performance thereof or

(f)            by either APF or APF Co if the Termination Fee referred to in Section 8.2(a) becomes payable by StarPoint, or by either StarPoint or SEL if the Termination Fee referred to in Section 8.2(a) becomes payable by APF.

In the event of the termination of this Agreement as provided in this Section 8.4, this Agreement shall forthwith terminate and neither Party shall have any liability or further obligation to the Other Party hereunder except with respect to the obligations set forth in Section 8.2 (provided that the right of payment (in the case of Section 8.2(a)(iii), being the public announcement or commencement of such Take-Over Proposal) arose prior to termination of this Agreement), Section 8.3 and Section 8.5. Any termination of this Agreement shall not affect the obligations of the parties under the Confidentiality Agreement.

8.5          Expenses.

Subject to Section 2.11, each of the Parties will bear its own costs (including the cost of its financial and legal advisors) incurred in connection with the transactions contemplated hereby, and all other expenses incurred in connection with such transactions (including the costs of seeking Required Regulatory Approvals and Required Third Party Approvals, the fees and costs associated with obtaining fairness opinions and all costs and expenses (including professional fees) ancillary thereto) shall be borne by the Party or Subsidiary that incurred each expense. Notwithstanding the foregoing, if the Acquisition and Redemption Transaction is not completed other than by reason of the failure of StarPoint to perform its obligations under this Agreement (including as a result of StarPoint being required to pay the Termination Fee pursuant to Section 8.2), the filing fee payable in connection with the authorization required to be obtained under the Competition Act shall be divided equally between the parties.

ARTICLE 9
NOTICES

9.1          Address For Notice.

Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered in person, transmitted by telecopy or similar means of recorded electronic communication, addressed as follows:

(a)           in the case of APF or APF Co, to:

APF Energy Trust

c/o APF Energy Inc.

Suite 2100, 144 - 4th Avenue S.W.

Calgary, Alberta

T2P 3N4

Attention:	Steven Cloutier, President
Facsimile:	(403) 294-1074

with a copy to:

Parlee McLaws LLP

3400 Petro-Canada Centre

150 – 6th Avenue S.W.

Calgary, Alberta

T2P 3Y7

Attention:	Nancy Penner
Facsimile:	(403) 294-7052

(b)           in the case of StarPoint or SEL, to:

StarPoint Energy Trust

Suite 3900 Bow Valley Square II

205 - 5th Avenue S.W.

Calgary, Alberta

T2P 2V7

Attention:	Paul Colborne, President and Chief Executive Officer
Facsimile:	(403) 263-3388

with a copy to:

Heenan Blaikie LLP

12th Floor, 425- 1st Street S.W.

Calgary, Alberta

T2P 3L8

Attention:	James Pasieka
Facsimile:	(403) 234-7987

9.2          Receipt and Deemed Receipt of Notice.

Any such notice or other communication shall be deemed to have been given and received on the day on which it was delivered or transmitted (or, if not delivered or transmitted during usual business hours or if such day is not a Business Day at the place of receipt, on the next following Business Day).

9.3          Change of Address.

Either Party may change its address for service from time to time by giving notice to the Other Party in accordance with the foregoing.

ARTICLE 10
GENERAL

10.1        Amendment.

No amendment of any provision of this Agreement shall be binding on any Party unless consented to in writing by that Party. This Agreement may, at any time and from time to time before the Time of Closing, be amended by mutual written agreement of the Parties hereto, and any such amendment may, without limitation:

(a)           change the time for performance of any of the obligations or acts of the Parties;

(b)           waive any inaccuracies or modify any representation contained herein or in any document delivered pursuant hereto;

(c)           waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; and

(d)           waive compliance with or modify any conditions precedent herein contained.

10.2        Waiver.

At any time prior to the Time of Closing, any Party hereto may:

(a)           extend the time for the performance of any of the obligations or other acts of the Other Party;

(b)           waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto that are for the benefit of such Parties; and

(c)           waive compliance with any of the agreements or conditions contained herein that are for the benefit of such Party.

Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the Party to be bound thereby; provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party. A waiver of any provision of this Agreement shall not constitute a waiver of any other provision, nor shall any waiver constitute a continuing waiver unless otherwise provided.

10.3        Assignment.

Neither Party may assign any of its rights or obligations under this Agreement without the prior written consent of the Other Party.

10.4        Time of the Essence.

Time shall be of the essence of this Agreement.

10.5        Counterparts.

This Agreement may be executed in any number of counterparts, each of which shall constitute an original and all of which taken together shall constitute one and the same instrument.

10.6        Governing Law.

This Agreement shall be construed, interpreted and enforced in accordance with, and the respective rights and obligations of the Parties shall be governed by the Laws of the Province of Alberta. Each Party hereby unconditionally and irrevocably submits to the non-exclusive jurisdiction of the courts of the Province of Alberta.

10.7        Severability.

In the event that any provision of this Agreement is determined by a court of competent jurisdiction to be unenforceable, in whole or in part, such determination shall not affect or impair the enforceability of any other provision and each provision is hereby declared to be separate, severable and distinct.

10.8        Binding Effect.

This Agreement shall enure to the benefit of and shall be binding on and enforceable by the Parties and, where the context so permits, their respective heirs, administrators, legal personal representatives, successors and permitted assigns.

10.9        Employment Agreements.

StarPoint and SEL covenant and agree to, and after the Time of Closing StarPoint and SEL will cause the APF Parties and any successor to the APF Parties to, honour and comply with the terms of those existing employment and consulting services agreements (including the APF Employment Agreements), indemnities provided pursuant to the provisions of the respective constating documents, the Business Corporations Act (Alberta) and written indemnities entered into prior to the date hereof, termination, severance and retention plans, programs or policies of the APF Parties which APF Co has disclosed to SEL in the APF Disclosure Letter, as the severance or termination amounts payable pursuant to such agreements, plans, programs or policies may be modified, with StarPoint’s consent, pursuant to Section 2.14 of this Agreement and the APF Disclosure Letter.

10.10      Third Party Beneficiaries.

The provisions of Sections 2.14, 6.8 and 10.9 are (i) intended for the benefit of the APF Employees and all present and former trustees, directors and officers of APF and its Subsidiaries, as and to the extent applicable in accordance with their terms, and shall be enforceable by each of such persons and his or her heirs, executors administrators and other legal representatives (collectively, the “Third Party Beneficiaries”) and APF Co shall hold the rights and benefits of Sections 2.14, 6.8 and 10.9 in trust for and on behalf of the Third Party Beneficiaries and APF Co hereby accepts such trust and agrees to hold the benefit of and enforce performance of such covenants on behalf of the Third Party Beneficiaries, and (ii) are in addition to, and not in substitution for, any other rights that the Third Party Beneficiaries may have by contract or otherwise.

10.11      Confidentiality Agreement.

With respect to the Acquisition and Redemption Transaction, APF and APF Co hereby consent to the Acquisition and Redemption Transaction and each of StarPoint and SEL are hereby released from any of the restrictions set forth in Section 9 of the Confidentiality Agreement with respect to the Acquisition and Redemption Transaction only.

10.12      Acknowledgement.

(a)           The Parties hereto acknowledge that, with respect to APF being a party to this Agreement, APF Co is entering into this Agreement solely in its capacity as agent on behalf of APF and the obligations of APF hereunder shall not be personally binding upon the APF Trustee, APF Co or any of the APF Unitholders or any annuitant under a plan of which an APF Unitholder is a trustee or carrier (an “annuitant”) and that any recourse against APF, APF Trustee, APF Co or any APF Unitholder or annuitant in any manner in respect of any indebtedness, obligation or liability of APF arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including without limitation claims based on negligence, or tortuous behaviour or otherwise tortious behavior, shall be limited to, and satisfied only out of, the Trust Fund as defined in the APF Trust Indenture.

(b)           The Parties hereto acknowledge that, with respect to StarPoint being a party to this Agreement, SEL is entering into this agreement solely on behalf of StarPoint and the obligations of StarPoint hereunder shall not be personally binding upon SEL or any of the StarPoint Unitholders and that any recourse against the StarPoint, the StarPoint Trustee, SEL or any StarPoint Unitholder in any manner in respect of any indebtedness, obligation or liability arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund as defined in the StarPoint Trust Indenture.

10.13      Public Statements.

Neither of the Parties nor their respective trustees, directors, officers, employees or representatives shall make any public statement or announcement with respect to the transactions contemplated hereby which is inconsistent with the terms and conditions of this Agreement. Subject to the provisions hereof, all public disclosure with respect to the transactions contemplated hereby shall require the approval of the Parties, each acting reasonably, unless otherwise required by Law.

IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first written above.

STARPOINT ENERGY TRUST By its Administrator, StarPoint Energy Ltd.		APF ENERGY TRUST By its Administrator, APF Energy Inc.

Per:	(Signed) “Paul Colborne”	Per:	(Signed) “Steven Cloutier”
Name: Paul Colborne		Name: Steven Cloutier
Title: President and Chief Executive Officer		Title: President

Per:	(Signed) “Brett Herman”	Per:	(Signed) “Alan MacDonald”
Name: Brett Herman		Name: Alan MacDonald
Title: Vice President, Finance and Chief Financial Officer		Title: Vice President, Finance and Chief Financial Officer

STARPOINT ENERGY LTD.		APF ENERGY INC.

Per:	(Signed) “Paul Colborne”	Per:	(Signed) “Steven Cloutier”
Name: Paul Colborne		Name: Steven Cloutier
Title: President and Chief Executive Officer		Title: President

Per:	(Signed) “Brett Herman”	Per:	(Signed) “Alan MacDonald”
Name: Brett Herman		Name: Alan MacDonald
Title: Vice President, Finance and Chief Financial Officer		Title: Vice President, Finance and Chief Financial Officer

SCHEDULE “A”

APF Assets

1.             100 Common Shares in the capital of APF Co.

2.             101 trust units in the capital of APF Acquisition Trust.

3.             100 common shares in the capital of 990009 Alberta Inc.

4.             $156.9 million aggregate principal amount of promissory notes issued by APF Co.

5.             The APF Royalty.

SCHEDULE “B”

Assumption Agreement

THIS AGREEMENT made the • day of •, 2005

BETWEEN:

APF ENERGY TRUST, a trust created under the laws of the Province of Alberta (hereinafter referred to as “APF”)

-and-

STARPOINT ENERGY TRUST, a trust created under the laws of the Province of Alberta (hereinafter referred to as “StarPoint”)

WHEREAS the parties hereto entered into a combination agreement (the “Combination Agreement”) dated April 13, 2005 pursuant to which, among other things, StarPoint is to assume all the liabilities and obligations of APF whether or not reflected on the books of APF (the “Assumed Liabilities”).

NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the completion of the transactions contemplated in the Combination Agreement and the respective covenants, agreements, representations and warranties of the parties hereinafter contained, the parties agree as follows:

i)              a)             Assumption of Liabilities - StarPoint hereby assumes and becomes liable for, and shall pay, satisfy, assume, discharge, observe, perform and fulfill, all the Assumed Liabilities in accordance with their terms.

b)            Indemnified Persons - In connection therewith, StarPoint shall:

i)              indemnify and save APF’s unitholders and annuitants under which a unitholder acts as a trustee or carrier and APF’s and its Subsidiaries’ trustees, directors, officers, employees and agents (together, the “Indemnified Persons”) harmless from all and any costs, damages or expenses that may be paid or incurred following any claim, suit or action taken by any other party because of the failure of StarPoint to discharge and perform all or any of the obligations, covenants, agreements and obligations forming part of the liabilities assumed hereunder (for purposes hereof, “Subsidiary” has the meaning ascribed thereto in the Combination Agreement); and

ii)             if any suit or action is commenced against any of the Indemnified Persons in connection with any of the Assumed Liabilities or in respect of any covenant, condition, agreement or obligation assumed hereby, assume the conduct of such case and provide to the Indemnified Persons such further indemnification from all costs, damages or expenses as they may reasonably require.

2.             Further Assurances - StarPoint will, from time to time, and at all times hereafter upon the reasonable request of the Indemnified Persons and at the cost of StarPoint, do and execute or

B-1

cause or procure to be made, done and executed all such further acts, deeds and assurances for more effectually and completely assuming and becoming liable for the liabilities assumed in accordance with this agreement.

4.                                      Governing Law - This agreement shall be construed, interpreted and enforced in accordance with, and the respective rights and obligations of the parties shall be governed by, the laws of the Province of Alberta. Each party hereby unconditionally and irrevocably submits to the non-exclusive jurisdiction of the courts of the Province of Alberta.

5.                                      Binding Effect - This agreement shall enure to the benefit of and shall be binding on and enforceable by the parties, including the Indemnified Persons, and, where the context so permits, their respective heirs, administrators, legal personal representatives, successors and permitted assigns. Notwithstanding the foregoing:

a)                                     The Parties hereto acknowledge that, with respect to APF being a party to this Agreement, APF Co is entering into this Agreement solely in its capacity as agent on behalf of APF and the obligations of APF hereunder shall not be personally binding upon the APF Trustee, APF Co or any of the APF Unitholders or any annuitant under a plan of which a unitholder is a trustee or carrier (an “annuitant”) and that any recourse against APF, APF Trustee, APF Co or any unitholder or annuitant in any manner in respect of any indebtedness, obligation or liability of APF arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including without limitation claims based on negligence, or tortuous behaviour or otherwise tortious behavior, shall be limited to, and satisfied only out of, the Trust Fund as defined in the APF Trust Indenture; and

b)                                     The Parties hereto acknowledge that, with respect to StarPoint being a party to this Agreement, SEL is entering into this agreement solely on behalf of StarPoint and the obligations of StarPoint hereunder shall not be personally binding upon SEL or any of the StarPoint Unitholders and that any recourse against the StarPoint, the StarPoint Trustee, SEL or any StarPoint Unitholder in any manner in respect of any indebtedness, obligation or liability arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund as defined in the StarPoint Trust Indenture.

IN WITNESS WHEREOF the parties have executed this agreement as of the date first written above.

APF ENERGY TRUST
By its Administrator, APF Energy Inc.

Per:
Name:
Title:

STARPOINT ENERGY TRUST
By its Administrator, StarPoint Energy Ltd.

Per:
Name:
Title:

B-2

SCHEDULE “C”

Representations of the APF Parties

APF and APF Co hereby jointly and severally represent and warrant to StarPoint and SEL as follows:

(a)           Organization and Qualification.  Each of APF and APF Acquisition Trust is a trust duly created and validly existing under the laws of the Province of Alberta and has the requisite power and authority to own its assets and to carry on its business as now conducted. APF LP is a limited partnership duly created and validly existing under the laws of the Province of Alberta and has the requisite power and authority to own its assets and to carry on its business as now conducted. Each of APF Co and 990009 Alberta Inc. is a corporation duly incorporated and validly existing under the laws of the Province of Alberta and has the requisite corporate power and authority to own its assets as now owned and to carry on its business as now conducted. Each of APF Co and 990009 Alberta Inc. is duly registered to do business in each jurisdiction in which the character of its assets, owned or leased, or the nature of its activities makes such registration necessary, except where the failure to be so registered would not have a Material Adverse Effect on the APF Parties. Copies of the constating documents of the APF Parties (including the APF Material Agreements) provided to SEL, together with all amendments to date, are accurate and complete as of the date hereof and have not been amended or superseded. APF is a “mutual fund trust” for the purpose of Section 132 of the Tax Act.

(b)           Authority Relative to this Agreement.  Each of APF and APF Co has the requisite authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation by APF and APF Co of the Acquisition and Redemption Transaction have been duly authorized by the APF Board of Directors and, subject to the requisite approval of the APF Unitholders, no other proceedings on the part of APF or APF Co are necessary to authorize this Agreement or the Acquisition and Redemption Transaction. This Agreement has been duly executed and delivered by each of APF and APF Co and constitutes a legal, valid and binding obligation of each of APF and APF Co enforceable against them in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(c)           Subsidiaries.  APF has no Subsidiaries (other than the Material Subsidiaries) which are material to its business, operation or financial condition.

(d)           No Violations.  Except as disclosed in the APF Disclosure Letter or contemplated by this Agreement:

(i)                                     neither the execution and delivery of this Agreement by APF and APF Co nor the consummation of the Acquisition and Redemption Transaction nor compliance by the APF Parties with any of the provisions hereof will: (A) violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in the creation of any encumbrance upon any of the APF Assets or cause any indebtedness to come due before its stated maturity or cause any credit to cease to be available, under any of the terms, conditions or provisions of (1) the APF Material Agreements or the articles, by-laws, shareholder agreements or governing documents of the Material Subsidiaries, or (2) any material note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument or obligation to which an APF Party is a party or to which any of them, or any of their respective properties or assets, may be subject or by which an APF Party is bound; or (B) subject to compliance with applicable statutes and regulations, violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to the APF Parties or any of their respective properties or assets (except, in the case of each of clauses (A) and (B) above, for such violations, conflicts, breaches, defaults, terminations, accelerations or creations of encumbrances which, or any consents, approvals or notices which if not given or received, would not have any Material Adverse Effect on the APF Parties, or significantly impede the ability of the APF Parties to consummate the Acquisition and Redemption Transaction); or (C) cause the suspension or revocation of any authorization, consent, approval or license currently in effect which would have a Material Adverse Effect on the APF Parties; and

(ii)                                  other than in connection with or in compliance with the provisions of applicable Laws, and except for the requisite approval of APF Unitholders, (A) there is no legal impediment to the APF Parties’ consummation of the Acquisition and Redemption Transaction, and (B) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is required of the APF Parties in connection with the consummation of the Acquisition and Redemption Transaction, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, would not have a Material Adverse Effect on the APF Parties, or significantly impede the ability of the APF Parties to consummate the Acquisition and Redemption Transaction.

(e)           Litigation.  Except as disclosed in the APF Disclosure Letter, there are no actions, suits or proceedings in existence or pending or, to the knowledge of APF and APF Co, threatened or for which there is a reasonable basis, affecting or that would affect the APF Parties or affecting or that would affect the APF Assets at law or equity or before or by any court or Governmental Entity which action, suit or proceeding involves a possibility of any judgment against or liability of the APF Parties which, if successful, would have a Material Adverse Effect on the APF Parties, or would significantly impede the ability of the APF Parties to consummate the Acquisition and Redemption Transaction.

(f)            Taxes, etc.    Except as disclosed in the APF Disclosure Letter:

(i)                                     all Tax Returns required to be filed by or on behalf of any APF Parties have been duly filed on a timely basis and such tax returns are correct in all material respects. All Taxes shown to be payable on the Tax Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis, and no other Taxes are payable by any APF Parties with respect to items or periods covered by such Tax Returns;

(ii)                                  APF has paid or provided adequate accruals in its consolidated financial statements for the period from inception to December 31, 2004 for Taxes, including income taxes and related future taxes, if applicable, for such periods, in conformity with GAAP and written advice from APF’s independent auditors;

(iii)                               for all periods ended on and after December 31, 2004, StarPoint has been furnished by APF true and complete copies of: (A) material portions of income tax audit reports, statement of deficiencies, closing or other agreements received by any APF Party or on behalf of any APF Party relating to the Taxes; and (B) any material federal, provincial, state, local or foreign income or franchise tax returns for each APF Party;

(iv)                              no material deficiencies exist or have been asserted with respect to Taxes of APF or any of its Subsidiaries;

(v)                                 none of APF or its Material Subsidiaries is a party to any action or proceeding for assessment or collection of Taxes, nor, to the knowledge of APF and APF Co, has such event been asserted or threatened against APF or its Material Subsidiaries or any of their respective assets which would have a Material Adverse Effect on the APF Parties. No waiver or extension of any statute of limitations is in effect with respect to Taxes or Tax Returns of APF or its Material Subsidiaries. No audit by tax authorities of APF or its Material Subsidiaries is in process or pending or, to the knowledge of APF and APF Co, threatened; and

(vi)                              APF has provided adequate accruals in its consolidated financial statements for the period ended December 31, 2004 (or such amounts are fully funded) for all employee benefit obligations of APF and its Subsidiaries arising under or relating to each of the pension or retirement income plans or other employee benefit plans or agreements or policies maintained by or binding on APF or its Subsidiaries.

(g)           Reporting Issuer Status.  APF is a reporting issuer (where such concept exists) in all provinces of Canada and is in material compliance with all applicable securities Laws therein and the APF Units and the APF Debentures are listed and posted for trading on the TSX.

(h)           Capitalization. As of the date hereof, the authorized capital of APF consists of an unlimited number of APF Units and an unlimited number of Special Voting Units (as defined in the APF Trust Indenture). As of the date hereof there are issued and outstanding 59,984,620 APF Units, and nil Special Voting Units. Other than APF Units issuable pursuant to the URP, outstanding APF Debentures, the APF DRIP and 2,338,316 APF Units issuable under the APF Incentive Plans, there are no options, warrants or other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by APF of any securities of APF (including APF Units) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of APF (including APF Units). All outstanding APF Units have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights.

(i)            Ownership of Subsidiaries.  As of the date hereof, APF is the beneficial direct or indirect owner of all of the outstanding shares, limited partnership units and trust units, as applicable, of the APF Parties (other than APF) with good title thereto free and clear of any and all encumbrances, except for pledges of such securities to the lenders under APF’s credit facilities. There are no options, warrants or other rights, shareholder or unitholder rights plans, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by any of the APF Parties (other than APF) of any securities of the APF Parties (other than APF) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of any of the APF Parties (other than APF). All outstanding securities of the APF Parties (other than APF) have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights.

(j)            No Orders.  No order, ruling or determination having the effect of suspending the sale of, or ceasing the trading of, the APF Units or any other securities of APF has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted, are pending or, to the knowledge of APF and APF Co, are contemplated or threatened under any applicable Laws or by any other regulatory authority.

(k)           Material Agreements. There are no agreements material to the conduct of APF Parties’ businesses except for those agreements disclosed in the Public Record, disclosed in writing to the StarPoint Parties or those entered into in the ordinary course of business, and all such material agreements are valid and subsisting and the APF Party that is a party thereto is not in material default under any such agreements. Without limitation, the APF Disclosure Letter contains a complete list of all contracts and commitments with any director, officer or employee of any APF Party or any associates or affiliates.

(l)            Filings. APF has filed all documents required to be filed by it with all applicable Governmental Entities and all such documents were, as of their respective dates, in compliance in all material respects with all applicable Laws and at the time filed did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. APF Co will deliver to SEL, as soon as they become available, true and complete copies of any material reports or statements required to be filed by APF with any Governmental Entity subsequent to the date hereof. As of their respective dates, such reports and statements (excluding any information therein provided by the StarPoint Parties, as to which APF and APF Co make no representation) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they are made, not misleading and will comply in all material respects with all applicable Laws.

(m)          No Material Adverse Change. Since January 1, 2005, other than as disclosed in the Public Record, (i) the APF Parties have conducted their respective businesses only in the ordinary and normal course, (ii) no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to APF, taken as a whole, has been incurred other than in the ordinary course of business, and (iii) there has not been any Material Adverse Change in respect of the APF Parties.

(n)           Books and Records. The records and minute books of the APF Parties have been maintained substantially in accordance with all applicable Laws and are complete and accurate in all material respects.

(o)           Reports. As of their respective dates, (i) APF’s consolidated audited financial statements as at and for the year ended December 31, 2004 (the “APF Financial Statements”), (ii) APF’s Revised Annual Information Form dated March 21, 2005 (as may be amended, and including all documents incorporated by reference therein), (iii) APF’s Information Circular and Proxy Statement dated March 11, 2005, (iv) all APF press releases and material change reports or similar documents filed with the Securities Authorities since January 1, 2003 and (v) all prospectuses or other offering documents used by APF in the offering of its securities or filed with the Securities Authorities since January 1, 2003, did not contain any untrue statement of a maternal fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading and complied in all material respects with all applicable Laws. The APF Financial Statements and other financial statements of APF included or incorporated by reference in such forms, statements, prospectuses and other offering documents were prepared in accordance with GAAP (except (x) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of APF’s independent auditors or (y) in the case of unaudited interim statements, to the extent they may not include footnotes, are subject to normal year end adjustments or may be condensed or summary statements), and present fairly in accordance with GAAP the consolidated financial position, results of operations and changes in financial position of APF as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments) and reflect appropriate and adequate reserves in respect of contingent liabilities, if any, of APF on a consolidated basis. There has been no change in APF accounting policies, except as described in the notes to the APF Financial Statements, since January 1, 2005.

(p)           Absence of Undisclosed Liabilities. The APF Parties have no material liabilities of any nature (matured or unmatured, fixed or contingent), other than:

(i)                                     those set forth or adequately provided for in the balance sheet and associated notes thereto included in the APF Financial Statements (the “APF Balance Sheet”);

(ii)                                  those incurred in the ordinary course of business and not required to be set forth in the APF Balance Sheet under GAAP;

(iii)                               those incurred in the ordinary course of business since the date of the APF Balance Sheet and consistent with past practice; and

(iv)                              those incurred in connection with the execution of this Agreement.

(q)           Environmental. Other than has been disclosed in the Public Record, there has not occurred any material spills, emissions or pollution on any property of any APF Party, nor has any APF Party been subject to any stop orders, control orders, clean-up orders or reclamation orders under applicable Environmental Laws, any of which might reasonably be expected to have a Material Adverse Effect on APF. All operations of the APF Parties have been and are now being conducted in compliance with all applicable Environmental Laws, except where the failure to be in compliance would not have a Material Adverse Effect on the APF Parties. The APF Parties are not subject to nor are APF or APF Co aware of:

(i)                                     any proceeding, application, order or directive which relates to environmental, health or safety matters, and which may require any material work, repairs, construction, or expenditures; or

(ii)                                  any demand or notice with respect to the breach of any Environmental Laws applicable to the APF Parties, including any regulations respecting the use, storage, treatment, transportation, or disposition of any Hazardous Substances which would have a Material Adverse Effect on the APF Parties.

(r)            Title. Although they do not warrant title, except as disclosed in the APF Disclosure Letter, neither APF nor APF Co has any knowledge or is aware of any defects, failures or impairments in the title of the APF Parties to their respective assets, whether or not an action, suit, proceeding or inquiry is pending or threatened or whether or not discovered by any third party, which in aggregate could have a Material Adverse Effect on: (i) the quantity and pre-tax present worth values of such assets; (ii) the current production volumes of the APF Parties; or (iii) the current cash flow of the APF Parties.

(s)            Licences. Except as disclosed publicly, each of the APF Parties has obtained and is in compliance with all licences, permits, certificates, consents, orders, grants and other authorizations of or from any Governmental Entity necessary to conduct its businesses as they are now being or are proposed to be conducted, other than such permissions the absence of which would not have a Material Adverse Effect on the APF Parties.

(t)            Compliance with Laws. Each of the APF Parties has complied with and is in compliance with all Laws applicable to the operation of its business, except where such non-compliance would not have a Material Adverse Effect on the business, affairs, operations, assets, prospects or financial condition of the APF Parties or on the ability of the APF Parties to consummate the Acquisition and Redemption Transaction.

(u)           Long Term and Derivative Transactions.  Except as disclosed in the Public Record or except as permitted by Section 6.1, none of the APF Parties has any obligations or liabilities, direct or indirect, vested or contingent in respect of any rate swap transactions, basis swaps, forward rate transactions, commodity swaps, commodity options, equity or equity index swaps, equity or equity index options, bond options, interest rate options, foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, production sales transactions having terms greater than 90 days or any other similar transactions (including any option with respect to any of such transactions) or any combination of such transactions.

(v)           Fairness Opinion.  APF Co’s board of directors has received a verbal opinion as of April 12, 2005 (and have been advised that they will receive a written opinion) from GMP Securities Ltd. that the consideration to be received by APF Unitholders in connection with the Acquisition and Redemption Transaction is fair, from a financial point of view, to the APF Unitholders.

(w)          Employee Benefit Plans.  All employee benefits plans (the “APF Plans”) covering active, former or retired employees of the APF Parties are listed in the APF Disclosure Letter. APF will make available to SEL true, complete and correct copies of each APF Plan, any related trust agreement, annuity or insurance contract or other funding vehicle, and: (i) each APF Plan has been maintained and administered in material compliance with its terms and is, to the extent required by applicable Law or contract, fully funded without having any deficit or unfunded actuarial liability or adequate provision has been made therefor; (ii) all required employer contributions under any such plans have been made and the applicable funds have been funded in accordance with the terms thereof; (iii) each APF Plan that is required or intended to be qualified under applicable law or registered or approved by a governmental agency or authority has been so qualified, registered or approved by the appropriate governmental agency or authority, and nothing has occurred since the date of the last qualification, registration or approval to adversely affect, or cause, the appropriate governmental agency or authority to revoke such qualification, registration or approval; (iv) to the knowledge of APF and APF Co, there are no pending or anticipated material claims against or otherwise involving any of the APF Plans and no suit, action or other litigation (excluding claims for benefits incurred in the ordinary course of APF Plan activities) has been brought against or with respect to any APF Plan; (v) all material contributions, reserves or premium payments required to be made to the APF Plans have been made or provided for; and (vi) no APF Party has any material obligations for retiree health and life benefits under any APF Plan.

(x)           Insurance.  Policies of insurance are in force as of the date hereof naming an APF Party as an insured which adequately cover all risks as are customarily covered by oil and gas producers in the industry in which the APF Parties operate. All such policies shall remain in force and effect and shall not be cancelled or otherwise terminated as a result of the transactions contemplated by this Agreement.

(y)           Indebtedness To and By Officers, Directors and Others.  None of the APF Parties is indebted to any of the directors, officers, employees or consultants or any of their respective associates or affiliates or other parties not at arm s length to any APF Party, except for amounts due as normal compensation or reimbursement of ordinary business expenses, nor is there any indebtedness owing by any such parties to any of the APF Parties.

(z)           No Limitation.  There is no non-competition, exclusivity or other similar agreement, commitment or understanding in place to which any APF Party is a party or by which it is otherwise bound that would now or hereafter in any way limit the business or operations of any APF Party in a particular manner or to a particular locality or geographic region or for a limited period of time and the execution, delivery and performance of this Agreement does not and will not result in the restriction of any APF Party from engaging in this business or from competing with any person or in any geographic area.

(aa)         Guarantees and Indemnification.  Other than as disclosed in writing to SEL, no APF Party is a party to or bound by any agreement of guarantee, indemnification (other than an indemnification of directors and officers in accordance with the by-laws of the respective corporation or applicable laws and other than standard indemnity agreements in underwriting and agency agreements) or any like commitment in respect of the obligations, liabilities (contingent or otherwise) of indebtedness of any other person, other than guarantees of obligations among the APF Parties.

(bb)         Information to Independent Engineer.  APF and APF Co have no reason to believe that the report of Gilbert Laustsen Jung Associates Ltd. (“GLJ”) dated February 28, 2005 and effective as of December 31, 2004 and the report of Sproule Associates Limited (“Sproule”) dated February 18, 2005 and effective December 31, 2004, evaluating the crude oil and natural gas reserves and future net production revenues attributable to the properties of APF (taken as a whole) as of December 31, 2004 was not accurate in all material respects as at the effective date of such report, and, except for any impact of changes in commodity prices and except as disclosed in the APF Disclosure Letter, which may or may not be material, APF and APF Co have no knowledge of a material adverse change in the production, costs, price, reserves, estimates of future net production revenues or other relevant information from that disclosed in that report. APF has provided to GLJ and Sproule all material information concerning land descriptions, well data, facilities and infrastructure, ownership and operations, future development plans and historical technical and operating data respecting the principal oil and gas assets of the APF Parties, in each case as at December 31, 2004, and, in particular, all material information respecting the APF Parties’ interest in their principal oil and gas assets and royalty burdens and net profits interest burdens thereon and such information was accurate and correct in all material respects as at the respective date thereof and did not omit any information necessary to make any such information provided not misleading as at the respective dates thereof and there has been no material adverse change in any of the material information so provided since the date thereof.

(cc)         No Insider Rights.  No director, officer, insider or other party not at arm’s length to any APF Party has any right, title or interest in (or the right to acquire any right, title or interest in) any royalty interest, participation interest or any other interest whatsoever, in any properties of any APF Party.

(dd)         Disclosure.  The data and information in respect of the APF Parties and their respective assets, reserves, liabilities, businesses, affairs and operations provided by or on behalf of APF to or on behalf of StarPoint was and is accurate and correct in all material respects as at the respective dates thereof and does not omit any material data or information necessary to make any data or information provided not misleading as at the respective dates thereof

(ee)         Debt and Working Capital.  As at March 31, 2005, APF’s consolidated indebtedness did not exceed $183 million and its working capital deficiency is not greater than $24 million, exclusive of the APF Debentures which have an outstanding principal amount not exceeding $48.3 million.

(ff)          Production.  For the month of March 2005, the APF Parties’ production was not less than 17,800 boe/d.

(gg)         No Defaults under Leases and Agreements.  Except as disclosed in the APF Disclosure Letter:

(i)                                     no APF Party has received notice of any default under any of the leases and other title and operating documents or any other agreement or instrument pertaining to the APF Parties’ oil and gas assets to which an APF Party is a party or by or to which any APF Party or any such assets are bound or subject except to the extent that such defaults would not in the aggregate have a Material Adverse Effect.

(ii)                                  to their knowledge:

A.    each of the APF Parties is in good standing under all, and is not in default under any; and

B.    there is no existing condition, circumstance or matter which constitutes or which, with the passage of time or the giving of notice, would constitute a default under any,

leases and other title and operating documents or any other agreements and instruments pertaining to its oil and gas assets to which it is a party or by or to which it or such assets are bound or subject and, to their knowledge, all such leases, title and operating documents and other agreements and instruments are in good standing and in full force and effect and none of the counterparties to such leases, title and operating documents and other agreements and instruments is in default thereunder except to the extent that such defaults would not in the aggregate have a Material Adverse Effect.

(hh)         No Encumbrances.  None of the APF Parties has encumbered or alienated its interest in the APF Parties’ oil and gas assets or agreed to do so and such assets are free and clear of all encumbrances except for or pursuant to encumbrances disclosed in the Public Record, any governmental registry (including the personal property registry in Alberta) or those arising in the ordinary course of business, which are not material in the aggregate or are listed in the APF Disclosure Letter.

(ii)           No Reduction of Interests.  Except as disclosed in the APF Disclosure Letter, none of the APF Parties’ oil and gas assets are subject to reduction by reference to payout of or production penalty on any well or otherwise or to change to an interest of any other size or nature by virtue of or through any right or interest granted by, through or under a APF Party except to the extent that such reduction or change to an interest would not in the aggregate have a Material Adverse Effect.

(jj)           Royalties, Rentals and Taxes Paid.  All royalties and rentals payable on or before the date hereof under the leases and other title and operating documents pertaining to the APF Parties’ oil and gas assets and all ad valorem, property, production, severance and similar taxes and assessments based upon or measured by the ownership of such assets or the production of petroleum substances derived therefrom or allocated thereto or the proceeds of sales thereof payable on or before the date hereof have been properly paid in full and in a timely manner.

(kk)         Production Allowables and Production Penalties.

(i)                                     None of the wells in which any of the APF Parties holds an interest has been produced in excess of applicable production allowables imposed by any applicable law or any governmental authority and none of the APF Parties has any knowledge of any impending change in production allowables imposed by any applicable law or any governmental authority that may be applicable to any of the wells in which any of them holds an interest, other than changes of general application in the jurisdiction in which such wells are situate.

(ii)                                  None of the APF Parties has received notice of any production penalty or similar production restriction of any nature imposed or to be imposed by any governmental authority, including gas-oil ratio, off-target and overproduction penalties imposed by the Alberta Energy and Utilities Board, and, to their knowledge, none of the wells in which any of them holds an interest is subject to any such penalty or restriction.

(ll)           Operation and Condition of Wells.  All wells in which any of the APF Parties holds an interest:

(i)                                     for which any of the APF Parties was or is operator, were or have been drilled and, if and as applicable, completed, operated and abandoned in accordance with good and prudent oil and gas industry practices in Canada and all applicable Law; and

(ii)                                  for which none of the APF Parties was or is operator, to their knowledge, were or have been drilled and, if and as applicable, completed, operated and abandoned in accordance with good and prudent oil and gas industry practices in Canada and all applicable Law.

(mm)      Operation and Condition of Tangibles. The APF Parties’ tangible depreciable property used or intended for use in connection with their oil and gas assets:

(i)                                     for which any of the APF Parties was or is operator, was or has been constructed, operated and maintained in accordance with good and prudent oil and gas industry practices in Canada and all applicable Laws during all periods in which an APF Party was operator thereof and is in good condition and repair, ordinary wear and tear excepted, and is useable in the ordinary course of business; and

(ii)                                  for which none of the APF Parties was or is operator, to their knowledge, was or has been constructed, operated and maintained in accordance with good and prudent oil and gas industry practices in Canada and all applicable Laws during all periods in which none of the APF Parties was operator thereof and is in good condition and repair, ordinary wear and tear excepted, and is useable in the ordinary course of business.

(nn)         Outstanding AFEs.  There are no outstanding authorizations for expenditure pertaining to any of the APF Parties’ oil and gas assets or any other commitments, approvals or authorizations pursuant to which an expenditure may be required to be made in respect of such assets after the date of the most recent APF Financial Statements other than those listed in the APF Disclosure Letter.

(oo)         Brokers and Finders.  The APF Parties have not retained nor will they retain any financial advisor, broker, agent or finder or pay, or agree to pay any financial advisor, broker, agent or finder on account of this Agreement, any transaction contemplated hereby or any transaction presently ongoing or contemplated, except GMP Securities Ltd. which has been retained as APF Co’s financial advisor in connection with certain matters including the transactions contemplated hereby. The total obligation of the APF Parties to such financial advisor is set forth in the engagement letter between APF and GMP Securities Ltd. dated April 8, 2005 and effective March 9, 2005, a copy of which has been provided to StarPoint. After the payment of such financial obligations to GMP Securities Ltd., the APF Parties will not have any continuing obligations to GMP Securities Ltd. other than those related to indemnification, confidentiality and the payment of expenses.

(pp)         Employment and Officer Obligations.  Other than the APF Employment Agreements, APF Co’s existing health plan, pension obligations and as disclosed to StarPoint in the APF Disclosure Letter or writing prior to the date hereof, there are no other employment or consulting services agreements, termination, severance and retention plans or policies of the APF Parties. The obligations of APF Parties under the APF Employment Agreements and all such employment or consulting services agreements, termination, severance plans or policies for severance, termination or bonus payments or any other payments related to any APF incentive plan, arising out of or in connection with the Acquisition and Redemption Transaction, shall not exceed $6.228 million.

(qq)         Confidentiality Agreements.  All agreements entered into by APF with persons other than StarPoint regarding the confidentiality of information provided to such persons or reviewed by such persons with respect to the sale of APF or a substantial portion of its assets or any other business combination or similar transaction with another party are in substantially the form of the Confidentiality Agreement and APF has not waived the standstill or other provisions of any of such agreements.

(rr)           Outstanding Acquisitions.  The APF Parties have no rights to purchase assets, properties or undertakings of third parties under any agreements to purchase that have not closed.

(ss)          Mutual Fund Trust.  APF is a “mutual fund trust” and a “unit trust” within the meaning of the Tax Act.

(tt)           Place of Principal Offices.  The principal offices of the APF Parties are not located within the United States.

(uu)         Location of Assets and U.S. Sales.  The APF Assets are located outside the United States and did not generate sales in or into the United States exceeding US $50 million during APF’s most recent fiscal year.

(vv)         Foreign Private Issuer.  APF is a “foreign private issuer” within the meaning of Rule 405 of Regulation C adopted by the SEC under the U.S. Securities Act.

(ww)       Investment Company.  To their knowledge and awareness, and without investigation, APF is not an “investment company” within the meaning of the United States Investment Company Act, 1940, as amended.

SCHEDULE “D”

Representations of the StarPoint Parties

StarPoint and SEL hereby jointly and severally represent and warrant to APF and APFCo as follows:

(a)           Organization and Qualification.  Each of StarPoint and SCT is a trust duly created and validly existing under the laws of the Province of Alberta and has the requisite power and authority to own its assets and to carry on its business as now conducted and as proposed to be conducted. The StarPoint Energy Partnership is a partnership duly created and valid existing under the laws of the Province of Alberta and has the requisite power and authority to own its assets and to carry on its business as now conducted and as proposed to be conducted. Each of the StarPoint Parties (other than StarPoint, SCT and StarPoint Energy Partnership) is a corporation duly incorporated or amalgamated and validly existing under the laws of its jurisdiction of incorporation and has the requisite corporate power and authority to own its assets as now owned and to carry on its business as now conducted and as presently proposed to be conducted.  Each of the StarPoint Parties (other than StarPoint, SCT and StarPoint Energy Partnership) is duly registered to do business in each jurisdiction in which the character of its assets, owned or leased, or the nature of its activities makes such registration necessary, except where the failure to be so registered would not have a Material Adverse Effect on the StarPoint Parties. Copies of the constating documents of the StarPoint Parties (including the StarPoint Material Agreements) provided to APF Co, together with all amendments to date, are accurate and complete as of the date hereof and have not been amended or superseded. StarPoint is a “mutual fund trust” for the purpose of Section 132 of the Tax Act and the completion of the transactions contemplated hereby will not adversely affect its status as a “mutual fund trust”. StarPoint Units do not constitute “foreign property” for the purposes of Part XI of the Tax Act and the completion of the transactions contemplated hereby will not result in the StarPoint Units constituting foreign property for the purposes of Part XI of the Tax Act.

(b)           Authority Relative this Agreement. Each of StarPoint and SEL has the requisite authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation by StarPoint and SEL of the Acquisition and Redemption Transaction have been duly authorized by the StarPoint Board of Directors and, in the event that the TSX or the StarPoint Trust Indenture requires StarPoint Unitholders to approve the Acquisition and Redemption Transaction, subject to the requisite approval of the StarPoint Unitholders, no other proceedings on the part of StarPoint or SEL are necessary to authorize this Agreement or the Acquisition and Redemption Transaction. This Agreement has been duly executed and delivered by each of StarPoint and SEL and constitutes a legal, valid and binding obligation of each of StarPoint and SEL enforceable against them in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(c)           Subsidiaries.  StarPoint has no Subsidiaries (other than the Material Subsidiaries) which are material to its business, operation or financial condition.

(d)           No Violations.  Except as contemplated by this Agreement:

(i)                                     neither the execution and delivery of this Agreement by StarPoint and SEL nor the consummation of the Acquisition and Redemption Transaction nor compliance by the StarPoint Parties with any of the provisions hereof will: (A) violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in the creation of any encumbrance upon any of the properties or assets of the StarPoint Parties or cause any indebtedness to come due before its stated maturity or cause any credit to cease to be available, under any of the terms, conditions or provisions of (1) the StarPoint Material Agreements or the articles, by-laws, shareholder agreements or other constating document of any StarPoint Party, or (2) any material note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument or obligation to which a StarPoint Party is a party or to which any of them, or any of their respective properties or assets, may be subject or by which a StarPoint Party is bound; or (B) subject to compliance with applicable statutes and regulations, violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to the StarPoint Parties or any of their respective properties or assets (except, in the case of each of clauses (A) and (B) above, for such violations, conflicts, breaches, defaults, terminations, accelerations or creations of encumbrances which, or any consents, approvals or notices which if not given or received, would not have any Material Adverse Effect on the StarPoint Parties taken as a whole, or significantly impede the ability of the StarPoint Parties to consummate the Acquisition and Redemption Transaction); or (C) cause the suspension or revocation of any authorization, consent, approval or license currently in effect which would have a Material Adverse Effect on the StarPoint Parties; and

(ii)                                  other than in connection with or in compliance with the provisions of applicable Laws, and except for the requisite approval of StarPoint Unitholders, (A) there is no legal impediment to the StarPoint Parties’ consummation of the Acquisition and Redemption Transaction, and (B) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is required of the StarPoint Parties in connection with the consummation of the Acquisition and Redemption Transaction, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals which, if not received, would not have a Material Adverse Effect on the StarPoint Parties, or significantly impede the ability of the StarPoint Parties to consummate the Acquisition and Redemption Transaction.

(e)           Litigation.  There are no actions, suits or proceedings in existence or pending or, to the knowledge of StarPoint and SEL, threatened or for which there is a reasonable basis, affecting or that would affect the StarPoint Parties or affecting or that would affect any of their property or assets at law or equity or before or by any court or Governmental Entity which action, suit or proceeding involves a possibility of any judgment against or liability of the StarPoint Parties which, if successful, would have a Material Adverse Effect on the StarPoint Parties, or would significantly impede the ability of the StarPoint Parties to consummate the Acquisition and Redemption Transaction.

(f)            Taxes, etc.

(i)                                     All Tax Returns required to be filed by or on behalf of any StarPoint Parties have been duly filed on a timely basis and such tax returns are correct in all material respects. All Taxes shown to be payable on the Tax Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis, and no other Taxes are payable by any StarPoint Parties with respect to items or periods covered by such Tax Returns;

(ii)                                  StarPoint has paid or provided adequate accruals in its consolidated financial statements for the period from inception to December 31, 2004 for Taxes, including income taxes and related future taxes, if applicable, for such periods, in conformity with GAAP and written advice from StarPoint’s independent auditors;

(iii)                               for all periods ended on and after December 31, 2004, APF has been furnished by StarPoint true and complete copies of: (A) material portions of income tax audit reports, statement of deficiencies, closing or other agreements received by any StarPoint Party or on behalf of any StarPoint Party relating to the Taxes; and (B) any material federal, provincial, state, local or foreign income or franchise tax returns for each StarPoint Party;

(iv)                              no material deficiencies exist or have been asserted with respect to Taxes of StarPoint or any of its Subsidiaries;

(v)                                 None of StarPoint or its Material Subsidiaries is a party to any action or proceeding for assessment or collection of Taxes, nor, to the knowledge of StarPoint and SEL, has such event been asserted or threatened against StarPoint or SEL or any of their respective assets which would have a Material Adverse Effect on the StarPoint Parties. No waiver or extension of any statute of limitations is in effect with respect to Taxes or Tax Returns of StarPoint or SEL. No audit by tax authorities of StarPoint or SEL is in process or pending or, to the knowledge of StarPoint or SEL, threatened;

(vi)                              StarPoint has provided adequate accruals in its consolidated financial statements for the period ended December 31, 2004 (or such amounts are fully funded) for all pension or other employee benefit obligations of StarPoint and SEL arising under or relating to each of the pension or retirement income plans or other employee benefit plans or agreements or policies maintained by or binding on StarPoint and SEL.

(g)           Reporting Issuer Status.  StarPoint is a reporting issuer (where such concept exists) in all provinces and territories of Canada and is in material compliance with all applicable securities Laws therein and the StarPoint Units are listed and posted for trading on the TSX.

(h)           Capitalization.  As of the date hereof, the authorized capital of StarPoint consists of an unlimited number of StarPoint Units. As of the date hereof there are issued and outstanding approximately 27,409,244 StarPoint Units and 468,500 StarPoint Units issued pursuant to the StarPoint Incentive Plan. As at the date hereof, the authorized capital of SEL consists of an unlimited number of common shares and an unlimited number of StarPoint Exchange Shares. As of the date hereof there are issued and outstanding 100 common shares of SEL and approximately 2,126,228 StarPoint Exchangeable Shares.  Other than StarPoint Units issuable pursuant to the StarPoint DRIP, the StarPoint Incentive Plan, the StarPoint Voting and Exchange Agreement and this Agreement, there are no options, warrants or other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by StarPoint of any securities of StarPoint (including StarPoint Units) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of StarPoint (including StarPoint Units). All outstanding StarPoint Units have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights and all StarPoint Units issuable pursuant to the StarPoint DRIP, the StarPoint Voting and Exchange Agreement, upon exercise of StarPoint Rights pursuant to the StarPoint Incentive Plans and this Agreement in accordance with their respective terms will be duly authorized and validly issued as fully paid and non-assessable and will not be subject to any pre-emptive rights.

(i)            Payment Units.  StarPoint has full power and authority to issue the StarPoint Units as contemplated by this Agreement and, at the Time of Closing, the Payment Units will be duly and validly authorized, allotted and reserved for issuance and, upon receipt of consideration therefor, will be duly and validly issued as fully paid and non-assessable.

(j)            Ownership of Subsidiaries.  As of the date hereof, StarPoint is the beneficial direct or indirect owner of all of the outstanding shares or securities of the StarPoint Parties (other than StarPoint) with good title thereto free and clear of any and all encumbrances. There are no options, warrants or other rights, shareholder rights plans, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by any of the StarPoint Parties (other than StarPoint) of any securities of the StarPoint Parties (other than StarPoint) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of any of the StarPoint Parties (other than StarPoint). All outstanding securities of the StarPoint Parties (other than StarPoint) have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights.

(k)           No Orders.  No order, ruling or determination having the effect of suspending the sale of, or ceasing the trading of, the StarPoint Units or any other securities of StarPoint has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted, are pending or, to the knowledge of StarPoint and SEL, are contemplated or threatened under any applicable Laws or by any other regulatory authority.

(l)            Material Agreements. There are no agreements material to the conduct of StarPoint and SEL businesses except for those agreements, other than those disclosed in the Public Record and in the StarPoint Disclosure Letter or those entered into in the ordinary course of business and all such material agreements are valid and subsisting and StarPoint or SEL, as applicable, is not in material default under any such agreements.

(m)          Filings.  StarPoint has filed all documents required to be filed by it with all applicable Governmental Entities and all such documents were, as of their respective dates, in compliance in all material respects with all applicable Laws and at the time filed did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. SEL will deliver to APF Co, as soon as they become available, true and complete copies of any material reports or statements required to be filed by StarPoint with any Governmental Entity subsequent to the date hereof. As of their respective dates, such reports and statements (excluding any information therein provided by the APF Parties, as to which StarPoint and SEL make no representation) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they are made, not misleading and will comply in all material respects with all applicable Laws.

(n)           No Material Adverse Change.  Since January 1, 2005, other than as disclosed in the Public Record, (i) the StarPoint Parties have conducted their respective businesses only in the ordinary and normal course, (ii) no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to StarPoint, taken as a whole, has been incurred other than in the ordinary course of business, and (iii) there has not been any Material Adverse Change in respect of the StarPoint Parties.

(o)           Books and Records.  The records and minute books of the StarPoint Parties have been maintained substantially in accordance with all applicable Laws and are complete and accurate in all material respects.

(p)           Reports.  As of their respective dates, (i) StarPoint’s consolidated audited financial statements as at and for the fiscal year ended December 31, 2004 (the “StarPoint Financial Statements”), (ii) StarPoint’s

Renewal Annual Information Form dated March 28, 2005 (including all documents incorporated by reference therein), (iii) SEL’s and E3 Energy Inc.’s Joint Proxy Statement and Information Circular dated December 7, 2004, and (iv) all StarPoint press releases and material change reports or similar documents filed with the Canadian Securities Administrators since January 1, 2005, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading and complied in all material respects with all applicable Laws. The StarPoint Financial Statements and other financial statements of StarPoint included or incorporated by reference in such forms, statements, prospectuses and other offering documents were prepared in accordance with GAAP (except (x) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of StarPoint’s independent auditors or (y) in the case of unaudited interim statements, to the extent they may not include footnotes, are subject to normal year end adjustments or may be condensed or summary statements), and fairly in accordance with GAAP present the consolidated financial position, results of operations and changes in financial position of StarPoint and SEL as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments) and reflect appropriate and adequate reserves in respect of contingent liabilities, if any, of StarPoint on a consolidated basis. There has been no change in StarPoint accounting policies, except as described in the notes to the StarPoint Financial Statements, since January 1, 2005.

(q)           Absence of Undisclosed Liabilities.  The StarPoint Parties have no material liabilities of any nature (matured or unmatured, fixed or contingent), other than:

(i)                                     those set forth or adequately provided for in the balance sheet and associated notes thereto included in the StarPoint Financial Statements (the “StarPoint Balance Sheet”);

(ii)                                  those incurred in the ordinary course of business and not required to be set forth in the StarPoint Balance Sheet under GAAP;

(iii)                               those incurred in the ordinary course of business since the date of the StarPoint Balance Sheet and consistent with past practice; and

(iv)                              those incurred in connection with the execution of this Agreement.

(r)            Environmental.  Other than has been publicly disclosed, there has not occurred any material spills, emissions or pollution on any property of any StarPoint Party, nor has any StarPoint Party been subject to any stop orders, control orders, clean-up orders or reclamation orders under applicable environmental laws or regulations any of which might reasonably be expected to have a Material Adverse Effect on StarPoint. All operations of the StarPoint Parties have been and are now being conducted in compliance with all applicable Environmental Laws, except where the failure to be in compliance would not have a Material Adverse Effect on the StarPoint Parties, taken as a whole. The StarPoint Parties are not subject to nor are StarPoint or SEL aware of:

(i)                                     any proceeding, application, order or directive which relates to environmental, health or safety matters, and which may require any material work, repairs, construction, or expenditures; or

(ii)                                  any demand or notice with respect to the breach of any Environmental Laws applicable to the StarPoint Parties, including, without limitation, any regulations respecting the use, storage, treatment, transportation, or disposition of any Hazardous Substances which would have a Material Adverse Effect on the StarPoint Parties.

(s)            Title.  Although they do not warrant title, neither StarPoint nor SEL has any knowledge or is aware of any defects, failures or impairments in the title of the StarPoint Parties to their respective assets, whether or not an action, suit, proceeding or inquiry is pending or threatened or whether or not discovered by any third party, which in aggregate could have a Material Adverse Effect on: (i) the quantity and pre-tax present worth values of such assets; (ii) the current production volumes of the StarPoint Parties; or (iii) the current cash flow of the StarPoint Parties.

(t)            Licences.  Except as disclosed publicly, each of the StarPoint Parties has obtained and is in compliance with all licences, permits, certificates, consents, orders, grants and other authorizations of or from any Governmental Entity necessary to conduct its businesses as they are now being or are proposed to be conducted, other than such permissions the absence of which would not have a Material Adverse Effect on the StarPoint Parties.

(u)           Compliance with Laws.  Each of the StarPoint Parties has complied with and is in compliance with all Laws applicable to the operation of its business, except where such non-compliance would not have a Material Adverse Effect on the business, affairs, operations, assets, prospects or financial condition of the StarPoint Parties or on the ability of the StarPoint Parties to consummate the Acquisition and Redemption Transaction.

(v)           Indebtedness To and By Officers, Directors and Others.  None of the StarPoint Parties is indebted to any of the directors, officers, employees or consultants or any of their respective associates or affiliates or other parties not at arm’s length to any StarPoint Party, except for amounts due as normal compensation or reimbursement of ordinary business expenses, nor is there any indebtedness owing by any such parties to any of the StarPoint Parties.

(w)          No Limitation.  There is no non-competition, exclusivity or other similar agreement, commitment or understanding in place to which any StarPoint Party is a party or by which it is otherwise bound that would now or hereafter in any way limit the business or operations of any StarPoint Party in a particular manner or to a particular locality or geographic region or for a limited period of time and the execution, delivery and performance of this Agreement does not and will not result in the restriction of any StarPoint Party from engaging in this business or from competing with any person or in any geographic area.

(x)           Long Term and Derivative Transactions.  Except as disclosed in the Public Record or in the StarPoint Disclosure Letter, none of the StarPoint Parties have any obligations or liabilities, direct or indirect, vested or contingent in respect of any rate swap transactions, basis swaps, forward rate transactions, commodity swaps, commodity options, equity or equity index swaps, equity or equity index options, bond options, interest rate options, foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, production sales transactions having terms greater than 90 days or any other similar transactions (including any option with respect to any of such transactions) or any combination of such transactions.

(y)           Investment Canada Act.  StarPoint is a “Canadian” within the meaning of the Investment Canada Act (Canada).

(z)           Insurance.  Policies of insurance are in force as of the date hereof naming a StarPoint Party as an insured which adequately cover all risks as are customarily covered by oil and gas producers in the industry in which the StarPoint Parties operate. All such policies shall remain in force and effect and shall not be cancelled or otherwise terminated as a result of the transactions contemplated by this Agreement.

(aa)         Guarantees and Indemnification.  Other than as disclosed in writing to APF Co, no StarPoint Party is a party to or bound by any agreement of guarantee, indemnification (other than an indemnification of directors and officers in accordance with the by-laws of the respective corporation or applicable laws and other than standard indemnity agreements in underwriting and agency agreements) or any like commitment in respect of the obligations, liabilities (contingent or otherwise) of indebtedness of any other person, other than guarantees of obligations among the StarPoint Parties

(bb)         Information to Independent Engineer.  StarPoint and SEL have no reason to believe that the report of Sproule Associates Limited. (“Sproule”) dated February 24, 2005 and effective as of December 31, 2004, evaluating the crude oil and natural gas reserves and future net production revenues attributable to the properties of StarPoint (taken as a whole) as of December 31, 2004 was not accurate in all material respects as at the effective date of such report, and, except for any impact of changes in commodity prices, which may or may not be material, StarPoint and SEL have no knowledge of a material adverse change in the production, costs, price, reserves, estimates of future net production revenues or other relevant information from that disclosed in that report. StarPoint has provided to Sproule all material information concerning land descriptions, well data, facilities and infrastructure, ownership and operations, future development plans and historical technical and operating data respecting the principal oil and gas assets of the StarPoint Parties, in each case as at December 31, 2004, and, in particular, all material information respecting the StarPoint Parties’ interest in their principal oil and gas assets and royalty burdens and net profits interest burdens thereon and such information was accurate and correct in all material respects as at the respective date thereof and did not omit any information necessary to make any such information provided not misleading as at the respective dates thereof and there has been no material adverse change in any of the material information so provided since the date thereof.

(cc)         No Insider Rights.  No director, officer, insider or other party not at arm’s length to any StarPoint Party has any right, title or interest in (or the right to acquire any right, title or interest in) any royalty interest, participation interest or any other interest whatsoever, in any properties of any StarPoint Party.

(dd)         Disclosure.  The data and information in respect of the StarPoint Parties and their respective assets, reserves, liabilities, businesses, affairs and operations provided by or on behalf of StarPoint to or on behalf of APF was and is accurate and correct in all material respects as at the respective dates thereof and does not omit any material data or information necessary to make any data or information provided not misleading as at the respective dates thereof.

(ee)         Debt and Working Capital.  As at March 31, 2005, StarPoint’s consolidated indebtedness did not exceed $97.5 million and its working capital surplus is not less than $7.5 million.

(ff)          Production.  For the month of March 2005, the StarPoint Parties’ production was not less than 10,000 boe/d.

(gg)         No Defaults under Leases and Agreements.

(i)                                     No StarPoint Party has received notice of any default under any of the leases and other title and operating documents or any other agreement or instrument pertaining to the StarPoint Parties’ oil and gas assets to which a StarPoint Party is a party or by or to which a StarPoint Party or any such assets are bound or subject except to the extent that such defaults would not in the aggregate have a Material Adverse Effect.

(ii)                                  To their knowledge:

A.    each of the StarPoint Parties is in good standing under all, and is not in default under any; and

B.    there is no existing condition, circumstance or matter which constitutes or which, with the passage of time or the giving of notice, would constitute a default under any,

leases and other title and operating documents or any other agreements and instruments pertaining to its oil and gas assets to which it is a party or by or to which it or such assets are bound or subject and, to their knowledge, all such leases, title and operating documents and other agreements and instruments are in good standing and in full force and effect and none of the counterparties to such leases, title and operating documents and other agreements and instruments is in default thereunder except to the extent that such defaults would not in the aggregate have a Material Adverse Effect.

(hh)         No Encumbrances.  None of the StarPoint Parties has encumbered or alienated its interest in the StarPoint Parties’ oil and gas assets or agreed to do so and such assets are free and clear of all encumbrances except for or pursuant to encumbrances disclosed in the Public Record, any governmental registry (including the personal property registry in British Columbia, Alberta or Saskatchewan) or those arising in the ordinary course of business, which are not material in the aggregate.

(ii)           No Reduction of Interests.  None of the StarPoint Parties’ oil and gas assets are subject to reduction by reference to payout of or production penalty on any well or otherwise or to change to an interest of any other size or nature by virtue of or through any right or interest granted by, through or under a StarPoint Party except to the extent that such reduction or change to an interest would not in the aggregate have a Material Adverse Effect.

(jj)           Royalties. Rentals and Taxes Paid.  All royalties and rentals payable on or before the date hereof under the leases and other title and operating documents pertaining to the StarPoint Parties’ oil and gas assets and all ad valorem, property, production, severance and similar taxes and assessments based upon or measured by the ownership of such assets or the production of petroleum substances derived therefrom or allocated thereto or the proceeds of sales thereof payable on or before the date hereof have been properly paid in full and in a timely manner.

(kk)         Production Allowables and Production Penalties.

(i)                                     None of the wells in which any of the StarPoint Parties holds an interest has been produced in excess of applicable production allowables imposed by any applicable law or any governmental authority and none of the StarPoint Parties has any knowledge of any impending change in production allowables imposed by any applicable law or any governmental authority that may be applicable to any of the wells in which any of them holds an interest, other than changes of general application in the jurisdiction in which such wells are situate.

(ii)                                  None of the StarPoint Parties has received notice of any production penalty or similar production restriction of any nature imposed or to be imposed by any governmental authority, including gas-oil ratio, off-target and overproduction penalties imposed by the Alberta Energy and Utilities Board, and, to their knowledge, none of the wells in which any of them holds an interest is subject to any such penalty or restriction.

(ll)           Operation and Condition of Wells.  All wells in which any of the StarPoint Parties holds an interest:

(i)                                     for which any of the StarPoint Parties was or is operator, were or have been drilled and, if and as applicable, completed, operated and abandoned in accordance with good and prudent oil and gas industry practices in Canada and all applicable Law; and

(ii)                                  for which none of the StarPoint Parties was or is operator, to their knowledge, were or have been drilled and, if and as applicable, completed, operated and abandoned in accordance with good and prudent oil and gas industry practices in Canada and all applicable Law.

(mm)      Operation and Condition of Tangibles.  The StarPoint Parties’ tangible depreciable property used or intended for use in connection with their oil and gas assets:

(i)                                     for which any of the StarPoint Parties was or is operator, was or has been constructed, operated and maintained in accordance with good and prudent oil and gas industry practices in Canada and all applicable Law during all periods in which a StarPoint Party was operator thereof and is in good condition and repair, ordinary wear and tear excepted, and is useable in the ordinary course of business; and

(ii)                                  for which none of the StarPoint Parties was or is operator, to their knowledge, was or has been constructed, operated and maintained in accordance with good and prudent oil and gas industry practices in Canada and all applicable Law during all periods in which none of the StarPoint Parties was operator thereof and is in good condition and repair, ordinary wear and tear excepted, and is useable in the ordinary course of business.

(nn)         Foreign Private Issuer.  StarPoint is a “foreign private issuer” within the meaning of Rule 405 of Regulation C adopted by the SEC under the U.S. Securities Act.

(oo)         Investment Company.  StarPoint is not an “investment company” within the meaning of the United States Investment Company Act, 1940, as amended.

(pp)         Mutual Fund Trust.  StarPoint is a “mutual fund trust” and a “unit trust” within the meaning of the Tax Act.

SCHEDULE “E”

APF ExploreCo Conveyance

APF ExploreCo Assets

All of the interest of the APF Parties in the APF ExploreCo Assets more particularly described in the APF Disclosure Letter being those lands (including all geological formations whether evaluated or not) evaluated by Gilbert Laustsen Jung Associates Ltd. (“GLJ”) and Sproule Associates Ltd. (“Sproule”) in reports both effective December 31, 2004 and described (a) by GLJ as “Wood River 1-28”, “Wood River BQ Unit”, “Wood River - Other”, “Knellar” and “Wetaskiwin”; and by Sproule as “Wood River” and “Bittern Lake”, together with certain lands not assigned reserves at Clive and Stettler, including all right, title, estate and interest of the APF Parties in and to (a) any and all leases, reservations, permits, licenses and other documents of title by virtue of which the holder thereof is entitled to drill for, win, take and remove petroleum, natural gas and related hydrocarbons, therefrom; (b) any and all tangible depreciable property and assets which are located within, upon or in the vicinity of or appurtenant to the lands and which are used to produce, process, gather, treat measure, make marketable leased substances or in connection with water injection or removal operations including any and all gas plants, oil batteries, buildings, production equipment, pipelines, pipeline connections, meters, generators, motors, compressors, treaters, dehydrators, scrubbers, separators, pumps, tanks boilers, communication equipment and any tangible depreciable property used in connection with or with operations at any gas plant, including all machinery, buildings, valves, piping, equipment, supplies, furnishings and other accessories; (c) any and all contracts and agreements relating to petroleum and natural gas rights and tangibles, including gas purchase contracts, processing agreements, transportation agreements, agreements for the construction, ownership and operation of facilities, rights to enter upon, use or occupy, the surface of any lands which are or may be used to gain access to or otherwise use petroleum and natural gas rights and tangibles, all records, books, documents, licences, reports, files and data which relate to petroleum and natural gas rights and tangibles (including all seismic, geological and geophysical information, interpretations and data pertaining to petroleum and natural gas rights), all wells, wellbores and casing; and (d) tax pools in an amount equal to the purchase price, allocated 80% to COGPE and 20% to CCA.

APF ExploreCo Conveyance

The APF ExploreCo Assets will be sold to APF ExploreCo for a price (estimated at $50 million) to be determined by an independent petroleum and natural gas engineering appraisal of the APF ExploreCo Assets.  The sale will be completed through a series of transactions substantially as described in the diagram below, with such modifications as may be necessary or desirable to complete the transactions in a tax effective manner or to comply with Laws, including Applicable Canadian Securities Laws and U.S. Securities Laws.  It is proposed that these transactions be completed through a plan of arrangement under Section 193 of the Business Corporations Act (Alberta), if available, and if not available, then through the filing of a prospectus under Applicable Canadian Securities Laws or obtaining orders of Securities Authorities providing an exemption from the filing of a prospectus.

E-1

Trust Securityholders
(5) Ws distributed as return of capital. Reduces ACB of Units by amount of value of rights.
(7) Distribution of notes. Cost base reduction = note amount.
(8) Unitholder election to direct distribution to exercise Ws or keep notes.
Alliance Trust (Trust)
(6) AEI distributes notes to Trust in reduction of intercompany note in an amount equal to amount for ExploreCo acquisition.
(4) Ws distributed to Trust: nominal reduction of intercompany note. Cost = FMV
Alliance Energy Inc. (AEI)
(9) Ws exercised for shares. Notes directed to Sub-Newco.
(3) Newco dividends Ws to AEI.
dividend
ExploreCo
1163924 Alberta Inc.
(10) ExploreCo and Sub-Newco amalgamate.
(2) Sub-Newco Issues Warrants ("Ws") to purchase Sub-Newco shares to Newco @ NAV of assets in return for adjustable note = FMV (nominal amount).
Sub-Newco
1163947 Alberta Inc.
(11) Asset Purchase closes. ExploreCo pays for assets by delivering notes to AEI.
Preliminary Step
(1) Agreement between Sub-Newco and AEI re right to purchase assets at NAV for cash.

E-2